120

07022789

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dyno Nobel Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED

APR 24 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34958

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 4/23/07

AR/S
12-31-06

Dyno Nobel Limited and controlled entities

ABN 44 117 733 463

Annual financial report for the financial year ended

31 December 2006

Annual financial report

Contents

Directors' report

The directors of Dyno Nobel Limited ("Dyno Nobel", "parent entity" or "Company") submit herewith the annual financial report of the Company and its controlled entities (collectively, "the consolidated entity" or "group") for the financial year ended 31 December 2006. In order to comply with the provisions of the *Corporations Act 2001*, the directors report as follows:

The names and particulars of the directors of the Company during or since the end of the financial year are:

GEOFFREY TOMLINSON
BEc
Term of office: Chairman since February 2006
Independent: Yes
Skills & Experience: 29 years with the National Mutual Group, six years as Group Managing Director and Chief Executive Officer until 1998.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)
Chairman of National Wealth Management Holdings Limited (since August 2000)
Chairman of Programmed Maintenance Services Limited (since October 1999)
Director of National Australia Bank Limited (since March 2000)
Director of Amcor Limited (since March 1999)
Former Deputy Chairman of Hansen Technologies (director since March 2000 to April 2006)
Former Director of Funtastic Limited (from May 2000 to May 2006)
Former Director of Mirrabooka Investments Limited (from February 1999 to March 2006).
Former Director of Reckon Limited (from June 1999 to August 2004)

Board Committee membership
Entitled to attend all Board Committees ex-officio

DAVID WALSH
LLB
Term of office: Non-executive Director since February 2006.
Independent: Yes
Skills & Experience: Experienced company director with a wide background in corporate and commercial law.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)
Chairman of Templeton Global Growth Fund Ltd (since August 1998)
Director of Macquarie Infrastructure Investment Management Limited (the responsible entity of Macquarie Infrastructure Group) (from March 2004)
Director of PaperlinX Limited (from July 2000).
Former Director of Asia Pacific Specialty Chemicals Limited (1994 to 2002)
Former Partner in the law firm, Mallesons Stephen Jaques

Board Committee membership
Chairman Audit & Compliance Committee
Member Remuneration & Nomination Committee

DAVID WILLS

B. Comm, FCA
Term of office: Non-executive Director since August 2006.
Independent: Yes
Skills & Experience: David Wills is a Chartered Accountant and was an audit partner with PricewaterhouseCoopers for 25 years. He was the Deputy Chairman of PricewaterhouseCoopers Australia for 4 years (2000 to 2004).

Directorships of listed entities within the last three years, other directorships and offices (current & recent)
Director of Clover Corporation Limited (since January 2005)
Director of Washington H Soul Pattinson and Company Limited (since April 2006)
Director of Souls Private Equity Limited (since October 2004)
Director of Lumley General Insurance Limited (since February 2005)
Director of Wesfarmers Federation Insurance Limited (since February 2005)
Director of Australian International Insurance Limited (since January 2007)

Memberships
Chairman of Board of Governors of the Sir David Martin Foundation

Board Committee membership
Member Audit & Compliance Committee

ROD KELLER

B.E (Mech) FIEA
Term of office: **Non-executive** Director since February 2006.
Independent: Yes
Skills & Experience: Rod Keller's professional career spans some 42 years predominantly in the resource sector.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)
Director of the Australian group companies of Norfolk Limited (since February 2006).
Director of Macquarie Communications Infrastructure Limited (since September 2002)
Director of Macquarie Communications Infrastructure Management Limited (since March 2003)
Former Chairman of Gasnet Australia Limited (from 2001 to 2006)
Former Director of National; Electricity Code Administrator (NECA) (from 2001 to 2006)

Memberships
Fellow of the Institute of Engineers Australia (FIEA)

Board Committee membership
Chairman Remuneration & Nomination Committee
Member Safety & Operational Risk Committee

RALPH HARNETT

BSc MBA**Term of office:** Non-Executive Director since February 2006.
Independent: Yes
Skills & Experience: extensive international experience in the strategic management and leadership of large corporations to the Board. Ralph brings a strong understanding of the Company's products and services, including explosives technology and blasting services.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)
Director of Krannert School of Business Purdue University (since December 1999)
Former President and Chief Executive Officer of Ensign-Bickford Industries Inc (from October 1998 to October 2004)
Former Director of Connecticut Business and Industry (from December 1998 to December 2003)
Former Senior Vice President, Energy and Telecom of Raychem Corporation (from January 1994 to August 1998)

Board Committee membership
Member Remuneration & Nomination Committee
Member Safety & Operational Risk Committee

JOHN (JOCK) MUIR
ACA, CA
Term of office: Non-Executive Director since February 2006.
Independent: No
Skills & Experience: Over 20 years of experience within the international mining supply industry and a detailed knowledge of Dyno Nobel and the markets in which it operates.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)
NONE

Board Committee membership
Chairman Safety & Operational Risk Committee
Member Audit & Compliance Committee
Memberships
The Institute of Chartered Accountants of Scotland
The Institute of Chartered Accountants in Australia

PETER RICHARDS
B. Comm
Term of office: Chief Executive Officer since December 2005. Executive Director since February 2006.
Independent: No

Skills & Experience: Over 16 years experience in the explosives industry. Joined Dyno Nobel's Australian operations in 1991. In 2000 was appointed Senior Vice President of Dyno Nobel Asia Pacific and in 2002, Senior Vice President of Dyno Nobel North America.

Directorships of listed entities within the last three years, other directorships and offices (current & recent)

NONE

Board Committee membership
Entitled to attend all Board Committees ex-officio

Other directors that held office during the financial year were:

Director name	Period of appointment
Robin Bishop	appointed 4 January 2006 and resigned 16 February 2006
Michael Carapiet	appointed 4 January 2006 and resigned 16 February 2006
Nicholas Peterson	appointed 4 January 2006 and resigned 16 February 2006
Neil Watson	appointed 4 January 2006 and resigned 16 February 2006

Company Secretary

Richard Shea Juris Doctorate, BBus, CPA

Richard Shea commenced employment with Dyno Nobel in 1990 and was appointed to the senior management team in 1995. Richard was appointed to the position of Senior Vice President and General Counsel in charge of legal and corporate affairs of Dyno Nobel in December 2005 and appointed to the position of Company Secretary in February 2006. Richard holds a Juris Doctorate degree in law, a Bachelor's degree in Accounting and is a Certified Public Accountant. Prior to joining Dyno Nobel, Richard was an attorney at a law firm in Chicago specialising in transactional law, tax and litigation.

Julianne Lyall-Anderson LLB (Hons), Grad Dip Legal Practice

Julianne Lyall-Anderson has twelve years experience as a Company Secretary. Prior to joining Dyno Nobel, Julianne was Assistant Company Secretary at Woolworths Limited and Deputy Company Secretary at Challenger Financial Services. Julianne was appointed to the position of Company Secretary in May 2006.

Principal activities

The principal activities of the group during the year ended 31 December 2006 were the manufacture and sale of commercial explosives and related services to the mining, quarrying and construction industries in North America and Australia.

Review of operations

The financial numbers presented in this report are prepared under Australian equivalents to International Financial Reporting Standards (" A-IFRS").

Group

The Dyno Nobel consolidated sales revenue for the year ended 31 December 2006 from continuing operations was US$1,239 million (2005: US$969 million). The consolidated profit from continuing operations was US$80.5 million (2005:US$34.2 million).

The 2006 financial results represent a significant milestone for Dyno Nobel given its listing on the ASX in April 2006. After successfully making the transition from private to public company the results from both North American and Australian operations are strong and the results exceeded prospectus forecast. Economic and market conditions were favourable including the increases in volumes fuelled by the Chinese demand for minerals in Australia, and continued demand for coal and aggregates in the US.

Drilling and blasting is a developing area of opportunity for Dyno Nobel and in the first half of the year the Company successfully acquired the Southern Miami Heavy Equipment, Inc., North West Territory Rock (part of ETI acquisition), Angelini and the Mt. State Bit Services, Inc. group drilling businesses in the US and Canada, marking our direct entry into this sector.

In Australia Queensland Nitrates Pty Limited ("QNP"), at Moura provided improved performance for the Group. The Asia Pacific focus is now is on our ongoing development of the AN plant in Moranbah, Queensland, which would have the capacity to produce in excess of 330,000 tonnes per annum.

North America

Dyno Nobel's North American consolidated sales revenue from continuing operations for the year ended 31 December 2006 was US$1,023.2 million (2005: US$766.7 million).

The North American business performed well with solid demand despite the softening of the US housing market which contributes around 8 per cent of revenue. The AN plants operated at record production levels and seismic demand was very strong, particularly in Canada.

Dyno Nobel completed nine acquisitions in North America in 2006 complementing two acquisitions made in December 2005. These contributed to improving distribution capabilities, achieving operational efficiencies and expanding the Company's footprint across the customers' value chain. The pull-through and synergy benefits of the acquisitions made during the year were consistent with expectations and the focus on operational initiatives, such as the integration of the Spanish Fork booster business, provided significant operational efficiencies.

The Company is building two new shock tube lines to meet the growth in demand for initiating systems, while the expansion of the Cheyenne ammonium nitrate plant is on track and on budget.

The development of the Company's joint ventures has been a key factor in driving growth in North America through extending the coverage of its sales channel as well as driving synergies and scale benefits in distribution. Dyno Nobel currently holds interest in 13 North American joint ventures and the company's share of revenue during the 2006 financial year from these joint ventures was US$200 million.

The consolidated profit from ordinary activities in North America before income tax and net financial costs from continuing operations was US$125.8 million (2005: US$36.4 million).

The improved result reflects the impact of operational restructuring, underlying business improvements, record AN production levels and the favourable impacts of acquisitions and investments which were integrated successfully into North American operations. In addition, the 2006 result also includes non-recurring items of US$1.2 million (2005: US$32.2 million) as described in Note 27.

Asia Pacific

Dyno Nobel's Asia Pacific consolidated sales revenue for the year ended 31 December 2006 from continuing operations was US$216.1 million (2005: US$202.3 million).

The Asia Pacific business performed strongly, particularly in the Coal and Iron Ore sectors, while over US$45 million of new business was won in the region.

The Company's share of profit in its jointly owned entity QNP AN plant exceeded the 2005 results because of the efficient operation of the plant after the scheduled major maintenance shutdown in the prior year.

The Indonesian '*dnx*'[1] office was established earlier in the year to break into the fast growing Indonesia resource sector and to service new business secured in that country.

The consolidated operating profit (loss) from ordinary activities before income tax and net financial costs from continuing operations was US$20.3 million (2005: Loss US$6.3 million) as described in Note 27.

The 2006 consolidated operating profit includes US$0.5million in non-recurring items (2005:US$18.0 million). The significant increase in the 2006 consolidated operating profit before non-recurring items occurred largely because of growth in fully priced sales to existing and new customers in Australia and increased margins in AN as a result of fewer imports and improved pricing.

[1] *'dnx' is a Dyno Nobel brand name.*

DetNet Joint Venture (South Africa)

The 2006 share of the joint venture result was a loss of US$5.5 million (2005: loss of $3.7million). The electronic detonator joint venture did not deliver in line with expectations in 2006. This was due to delays in bringing technology improvements into the marketplace and a stronger than expected competitive environment. Included in the result is the closure of the uncompetitive Digidet product line. Restructuring measures were taken late in the year to ensure that DetNet delivers an improved result in 2007.

Outlook

Dyno Nobel expects to see continuing solid growth in its core business, benefiting from capacity expansion, efficiency enhancements and continued strong global demand for resources. In addition, a number of opportunities exist for re-entry into exited markets through acquisitions.

Subsequent to financial year end, the Fabchem acquisition, in which Dyno Nobel acquired a 29.9 per cent stake in the Chinese explosives manufacturer, will give the Company a strong platform for entry into China and more broadly, the Asian market.

Dyno Nobel also announced in February 2007 its intention to proceed with the Dyno Nobel Moranbah project ("DNM"), an AN plant in Moranbah, Queensland at an estimated capital cost of A$520 million. This investment is supported by customer offtake agreements for all AN production and the additional pull through of initiation systems and services. DNM will position Dyno Nobel as a leading low cost supplier in the Bowen Basin area of Queensland.

Changes in state of affairs

Acquisition of Dyno Nobel Holdings ASA by Dyno Nobel

Effective 5 April 2006, Dyno Nobel acquired 100% of the shares in Dyno Nobel Holding ASA for US$1,475.2 million. This acquisition was undertaken through the issuance of a loan note for US$1,011 million and the assumption of debt of US$464 million. To settle the loan note purchase consideration, Dyno Nobel issued 346,339,156 ordinary shares for US$592 million, and a further 244,746,106 convertible redeemable preference shares for US$418 million. Through an IPO ("Initial Public Offering") on the ASX, on 7 April 2006, Dyno Nobel issued a further 455,746,221 ordinary shares for A$1,048 million (US$779 million less transaction costs and associated tax benefit of US$24 million). The proceeds from the IPO were used to reduce debt and redeem the convertible redeemable preference shares.

In accordance with AASB 3 'Business Combinations' the acquisition of Dyno Nobel Holding ASA by Dyno Nobel was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holding ASA. Accordingly, comparative information is provided for the balance sheet and related information as at 31 December 2005 and the income statement, statement of cash flows, statement of changes in equity and related information for the year to 31 December 2005.

As a result:

- the retained earnings of the group represent the retained earnings of Dyno Nobel Holding ASA from the date of its incorporation, plus the results of other combining entities from the date of acquisition of the Group. Dyno Nobel Holding ASA's retained earnings at the date of the business combination are not available for the payment of dividends to the shareholders of Dyno Nobel;
- the consolidated balance sheet comprises the existing consolidated net assets of Dyno Nobel Holding ASA and its controlled entities measured at their historical cost (rather than fair value), plus the fair value of the net assets of the other combining entities; and
- the financial report includes comparatives for the Dyno Nobel Holding ASA group, including those discontinued operations sold as part of the restructure process.

Acquisition of other entities and operations

During the year, the group completed the acquisition of ETI Holdings Corp.; the Spanish Fork business; Mt. State Bit Services, Inc.; SJL Drilling Services, Inc.; South Miami Heavy Equipment, Inc. and John W. Angelini Blasting Inc. in America and Industrial Investments Australia Finance Pty Limited in Australia.

The group also completed the acquisition of the minority interest in St Lawrence Explosives, Inc.; Dyno East Kentucky, Inc. and Minnesota Explosives Company, Inc.

Subsequent events

On 16 January 2007 the group acquired 29.9 per cent of Fabchem China Limited an explosives company listed on the Singapore Stock Exchange. The investment is part of the strategic plan of the group to access the growing Chinese market. The transaction is expected to have a minor impact on the group's earnings in 2007 and funding for the acquisition will be drawn from existing facilities.

On 13 February 2007, the Company announced it will proceed with the construction of an AN facility based in Moranbah, Queensland, which will have the capacity to produce in excess of 330,000 tonnes per annum. The Company has finalised long-term commitments with three key customers. The total project cost is in the vicinity of A$520million. Project commissioning is expected to commence in fourth quarter 2008 with production to commence from first quarter 2009.

On 1 February 2007, the Company acquired 100% of the shares of Tradestar Corporation ("Tradestar"), a custom manufacturing facility for specialized bulk explosives delivery systems and mobile manufacturing plants for bulk explosives.

Future developments

Disclosure of information regarding likely developments in the operations of the Company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the Company. Accordingly, this information has not been disclosed in this report.

Environmental regulations

The group make use of an environmental, health and safety management system originally implemented in 1997. The system is based on Det Norske Veritas ("DNV") International Safety Rating System and International Environmental Rating System, but tailor-made for the company's explosive industry activities. Feed-back provided by the Management System Audit program assists site management in determining compliance with all elements of the system, and the requirements of other environmental management systems such as ISO 14001 and Eco-Management and Audit Scheme ("EMAS"). The use of this system assists in positioning the Company to not only comply with applicable environmental regulations for its operations, but to move beyond regulatory requirements so as to provide strategic value.

The nature of the group's operations is subject to environmental legislation and regulations and relevant sites hold all requisite environmental licences.

No environmental fines were imposed or prosecutions initiated against any of the companies within the group in 2006 and there were zero Category 3 environmental incidents (US$0.1 million to US $1million clean-up costs) during this period. Environmental achievements in 2006 include correcting contamination issues identified in the sites of new acquisitions and from past operations. A number of remediation projects were successfully completed to comply with state and federal regulations and Dyno Nobel continues to identify and correct any environmental issues arising.

Dividend

The directors of Dyno Nobel did not determine to pay a dividend during the reporting period.

The dividends disclosed in this financial report are dividends that were declared and paid out of the pre-acquisition profits of Dyno Nobel Holding ASA to the previous holders of the equity in Dyno Nobel Holding ASA. The dividends totalled US$648.2 million.

The directors of Dyno Nobel have determined to pay an unfranked dividend of AUD 2.8 cents per share on 27 April 2007. This dividend equates to 45% of consolidated net profit after tax, for the half-year ended 31 December 2006. The record date for the dividend is 3 April 2007. The Board has also determined to commence operation of the Company's dividend reinvestment plan ("DRP") and eligible shareholders will be able to participate in the DRP in relation to the dividend. The DRP is optional and an information booklet and application form has been provided to shareholders for their consideration. Completed application forms must be received by the Company by no later than 5.00pm (Sydney time) on 3 April 2007 in order to be effective.

Indemnification of directors and officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of Dyno Nobel.

The Company has entered into a Director's Deed of Indemnity, Access and Insurance with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or any of its subsidiaries or any act or omission of the director in their capacity as a director of the Company or as a director or officer of any of its subsidiaries. The indemnity is given "to the relevant extent", namely:

(i) to the extent that the Company is not excluded by law from doing so;
(ii) to the extent and for the amount that the director is not otherwise entitled to be indemnified and is not actually indemnified by another person (including any subsidiary or an insurer under any insurance policy); and
(iii) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the director in relation to another corporation, to the extent and for the amount that the director is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for at least 7 years following cessation of that office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the capacity or former capacity as a director of the Company; and

(c) the director with a right of access to Board papers relating to the director's period of appointment as a director of the Company for a period of at least 7 years following that director's cessation of office. Access is permitted where the director is, or where there is a reasonable prospect that the director will be, defending legal proceedings or appearing before any inquiry or hearing of a government agency where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Deed, Rule 74 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer. For this purpose, "officer" includes a director or secretary, and former director or secretary, of the Company. The indemnity applies only "to the relevant extent" (as defined above).

During the financial year ended 31 December 2006, the Company has paid or agreed to pay a premium in respect of a contract of insurance insuring the directors and secretaries of the Company and its related bodies corporate against certain liabilities including that capacity. Disclosure of the total amount of the premium and the nature of the liabilities in respect of such insurance is prohibited by the contract of insurance.

Directors' meetings

The following table sets out the number of directors' meetings (including meetings of Board committees) held during the financial year and the number of meetings attended by each of the directors of the Company during the year. During the financial year, nine board meetings; four Remuneration and Nomination Committee meetings, seven Audit and Compliance Committee meetings and five Safety and Operational Risk Committee meetings were held.

	Board meetings of the Company		Directors' Sub-Committee Meetings		Directors' Short Notice Meetings	
Directors	Meetings attended	Meetings held while a Director	Meetings attended	Meetings held while a Director	Meetings attended	Meetings held while a Director
R Bishop [1]	3	3	-	-	-	-
N Peterson [1]	3	3	-	-	-	-
M Carapiet [1]	3	3	-	-	-	-
N Watson [1]	3	3	-	-	-	-
G Tomlinson [2]	8	9	1	1	4	6
R Harnett [2]	9	9	0	1	4	6
R Keller [3]	9	9	0	1	4	6
J Muir [2]	9	9	0	1	5	6
P Richards [2]	9	9	0	1	5	6
D Walsh [2]	9	9	1	1	5	6
D Wills [4]	5	5	0	1	2	2

(1) Appointed as a Director on 4 January 2006. Resigned as a Director on 16 February 2006.
(2) Appointed as a Director on 16 February 2006.
(3) Appointed as a Director on 21 February 2006.
(4) Appointed as a Director on 18 August 2006.

	Audit and Compliance Committee meetings of the Company attended by members of the Committee and the Directors		Safety and Operational Risk Committee meetings of the Company attended by members of the Committee and the Directors		Remuneration and Nomination Committee meetings of the Company attended by members of the Committee and the Directors	
Directors	Meetings held	Meetings attended	Meetings held	Meetings attended	Meetings held	Meetings attended
G Tomlinson	6	4	5	5	4	2
R Harnett [2 3]	6	5	5	4	4	4
R Keller [2 3]	6	4	5	5	4	4
J Muir [1 2]	6	6	5	5	4	2
P Richards	6	6	5	4	4	3
D Walsh [1 3]	6	6	5	4	4	4
D Wills [1]	2	2	2	2	3	1

(1) Audit and Compliance Committee Members
(2) Safety and Operational Risk Committee Members
(3) Remuneration Committee

All directors are entitled to attend the Board Committee meetings

Loans to directors and executives

There are no loans to directors or executives.

Directors' shareholdings

Directors	Ordinary shares
Geoff Tomlinson	42,194
Ralph Harnett	42,194
Rod Keller	21,097
John Muir	42,194
David Walsh	42,194
David Wills	20,000
Peter Richards	3,809,154

Share options granted to directors and the most highly remunerated officers

Options over unissued ordinary shares of Dyno Nobel during or since the end of the year are as follows:

Name	Number of Options granted
Peter Richards	5,000,000
Tim Fry	1,500,000
Shane Gannon	1,500,000
Lars Johansen	1,500,000
David Mairs [1]	1,500,000
Richard Shea	1,500,000
John Feasler [2]	750,000

[1] *David Mairs retired during the year and under the terms of his agreement two thirds of the options, being unvested, lapsed.*

[2] *John Feasler retired during the year and in accordance to the rules of ESOP, the options, being unvested, lapsed.*

The options were granted under ESOP on 6 April 2006, in connection with the listing of the Company on the ASX.

No options have been issued since the end of the year.

Shares under option

Unissued ordinary shares of Dyno Nobel under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
06.04.06	31.12.2010	A$ 2.37	6,716,177
06.04.06	31.12.2011	A$ 2.37	6,716,177
06.04.06	31.12.2012	A$ 2.37	6,716,178

Remuneration report

The remuneration report is set out under the following main headings:

A Remuneration policy and structure
B Details of remuneration
C Comparative disclosures
D Service agreements
E Share-based compensation
F Additional information

The information provided under Sections A-E includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures ("AASB 124"). These disclosures have been audited. The disclosures in Section F are additional disclosures, required by the Corporations Act 2001 and the Corporations Regulations 2001, which have not been audited. In this report a reference to 'Key Management Personnel' ("KMP") is a reference to key management personnel as defined in AASB 124 and the 'five named executives' as outlined in section 300A of the Corporations ACT 2001. For the purposes of this report, KMP have been separated into the following categories: non-executive directors, executive directors and senior executives.

A Remuneration policy and structure (audited)

The Remuneration and Nomination Committee ("Remuneration Committee") is responsible for ensuring that the Company has coherent remuneration policies and practices which enable it to attract and retain directors, executives and employees who will generate sustained business performance, create value for shareholders and support the Company's goals and values. Information regarding the role of the Remuneration Committee is set out in its charter. The charter is available in the shareholder centre section of the Company's website (www.dynonobel.com).

The Remuneration Committee meets at least four times a year. The following non-executive directors were members of the committee during the year:

- Rod Keller - Chairman
- Ralph Harnett
- David Walsh

The Remuneration Committee has access to external remuneration consultants to provide independent advice and market insights as required.

The current remuneration framework was designed to drive performance and retain executives through the IPO and initial period as a listed entity. The framework provides for a balance of fixed and performance-related remuneration. The performance-related remuneration components of the executive reward package currently focus predominantly on increasing earnings per share and ultimately therefore increasing the value of the Company to shareholders.

The remuneration structure for non-executive directors is necessarily different to the structure employed for the executive directors and senior executives and does not incorporate any performance related remuneration or retirement benefits.

Non-executive directors remuneration policy

Fees and payments to non-executive directors reflect the responsibilities of, and the time demands required of, each non-executive director to discharge their duties. The remuneration level of the non-executive directors is not linked to performance, in order to maintain their independence and impartiality.

In setting fee levels for the non-executive directors, the Remuneration Committee takes into account the following factors:

- the Company's remuneration policies;
- independent professional advice;
- the general time commitment required for non-executive directors and the risks associated with discharging the duties attached to the role of non-executive director; and
- the level of remuneration necessary to attract and retain non-executive directors of a suitable calibre by reference to fees paid by comparable companies as advised by external independent consultants.

Non-executive directors' fees, including committee fees, are set by the Board within the overall aggregate cap fixed by the shareholders. Currently the aggregate cap is US$0.904 million (A$1.2 million). For the year ended 31 December 2006, the non-executive directors received a base fee at the rate of US$72,000 per annum (A$95,000 per annum) and the Chairman received a base fee at the rate of US$208,000 per annum (A$275,000 per annum), reflecting the responsibility of his role and greater time commitment required. Non-executive directors who sit on additional committees such as the Audit and Compliance Committee, the Remuneration and Nomination Committee and the Safety and Operational Risk Committee, receive an additional 10% of the base fee or 20% if the non-executive director chairs a committee. These fees include compulsory superannuation contributions.

Directors are entitled to be reimbursed for all reasonable out of pocket expenses incurred in carrying out their duties.

Apart from compulsory superannuation contributions, no retirement allowances are paid to non-executive directors. The fee policy will be reviewed periodically to ensure that fees are consistent with directors' responsibilities and workloads.

Executive director and senior executive remuneration policy

Remuneration of the executive director and other senior executives (collectively, " senior executives") can be categorised under the following key remuneration components:

Fixed remuneration

The total remuneration packages of all senior executives contain a fixed remuneration component. This is expressed as a specific amount that an executive may take in a form agreed with the Company, and is set at a level to reflect the market rate for comparable roles as advised by external independent consultants. The setting of fixed remuneration also takes into account the individual's experience and performance, particularly the performance of the business units within his/her control and the contribution of the executive to the overall performance of the Company.

Senior executives may elect to receive cash or general benefits, in accordance with the policies of the Company.

Short-term incentives – Annual Incentive Plan ("AIP")

Short-term incentives are delivered through the AIP. The objectives of the AIP are to:

- strengthen the link between remuneration and business performance;
- align individual efforts with strategic organisational objectives; and
- align objectives across Dyno Nobel to build teamwork at local and business unit levels.

The AIP provides the opportunity to earn annual cash reward based on the achievement of specific key performance indicators ("KPIs"). Each individual's cash opportunity is based on a percentage of fixed remuneration ranging from 17.5 per cent to 70 per cent.

The AIP has goals split between financial and non-financial performance measures. Currently the AIP has a weighting of 80 per cent of KPIs relating to financial performance and 20 per cent to non-financial performance.

The financial performance measures typically contain one or more of global earnings before interest, tax, depreciation and amortisation ("EBITDA"), business unit EBITDA and earnings per share ("EPS").

The Board considered increasing earnings per share to be the appropriate focus in this IPO year and the initial period as a listed entity. Therefore, the Board adopted the above financial measures to be the appropriate performance measures for the AIP.

The Remuneration Committee sets threshold, target and stretch financial targets. At the end of the financial year, in line with their charter, the Remuneration Committee assesses the level of performance against these targets based on the audited financial results (and additional internal financial information where appropriate) and determines the extent to which the financial targets have been achieved. The focus on the use of audited financial results ensures transparency in the determination of performance.

The non-financial performance measures are carefully selected to align executives with the strategic objectives and values of the Company. In 2006, these performance measures included global safety measures. Other non-financial performance measures are being introduced in 2007.

Safety targets are incorporated as performance measures into the AIP as the group has an ongoing commitment to the health and safety of its employees and contractors as one of its core values. Senior executives of the group have endorsed and initiated policies on safety, asset protection and injury management through all sites and actively support preventative initiatives. Dyno Nobel's Safety Management System is the centrepiece of the group's preventative program.

Long-term incentives ("LTI") – Executive Share Option Plan ("ESOP")

The ESOP is designed to reward ongoing performance and encourage retention. Currently, the ESOP focuses on linking executive reward with earnings per share growth. The ESOP goals will be reviewed going forward to ensure that they are consistent with the Company's growth strategy.

Under the ESOP, the Company may offer options to eligible employees of the Company as determined by the Board in its discretion and in accordance with the rules of ESOP and applicable law. Options are issued to eligible employees for no consideration. The options are not quoted securities and do not confer the right to participate in dividends or new issues of shares.

Vesting and exercising conditions may include one or more performance hurdles or criteria. The performance condition for the grant awarded this year is outlined in the table below.

The ESOP was offered on 6 April 2006, in connection with the Company's listing on the ASX, to the CEO and other eligible senior executives of the Company and mandated that the allocation of the initial offer of options be assessed in three equal tranches:

	Grant date	Vesting conditions	If vesting conditions not met	Expiry date
Tranche 1	06.04.2006	Vest on 31.12.2006 if the Company's earnings per share for the financial year ending 31 .12.2006 is equal to or exceeds US$0.076 per share.	50% of Tranche 1 options lapse immediately 50% of Tranche 1 options are to be retested [1] in 2007	31.12.2010
Tranche 2	06.04.2006	Vest on 31.12.2007 if the Company's earnings per share for the financial year ending 31.12.2007 is equal to or exceeds US$0.099 per share.	100% of Tranche 2 options and 50% Tranche 1 options are to be retested [1] in 2008.	31.12.2011
Tranche 3	06.04.2006	Vest on 31.12.2008 if the Company's earnings per share for the financial year ending 31.12 2008 must be equal or exceed US$0.108 per share.	All outstanding options immediately lapse.	31.12.2012

[1] If the vesting performance conditions are not met, then the stipulated % of unvested options are carried forward and measured against the subsequent performance conditions.

The ESOP grants were structured with staggered vesting to provide an on-going retention mechanism and reward executives gradually for their efforts during this challenging period.

EPS was selected as the measure for the grants made this year under the ESOP due to Dyno Nobel's focus on growing EPS following its listing and the fact that EPS is one of a small number of generally accepted long-term incentive performance measure.

The Company's EPS for a financial year is calculated by reference to the Company's audited consolidated net profit after tax and the average weighted number of shares on issue at year end. At the end of the financial year, in line with their charter, the Remuneration Committee receives a copy of the audited financial statements and assesses the level of performance achieved by the Company against the targets outlined above. This method of assessment was selected as the audited results provide a transparent assessment of performance.

As set out in the table above, the grants made this year incorporate retesting. The Remuneration Committee determined retesting to be appropriate due to the challenges that the business will face during the initial period from IPO, the challenging targets set (averaging an increase of 19 per cent per annum) and the commercial need to appropriately motivate and retain executives through this period. The EPS targets increase incrementally each year. Any portion of the award that is retested will be subject to the higher EPS target in the following year.

Where a participant resigns from the Company, under the terms of the ESOP and unless the Board determines otherwise, vested options may be exercised during the 30 day period following the cessation of employment, after which time the options will lapse. All other options will lapse on the date of cessation of employment.

Options exercised under the ESOP can be satisfied by the Company by either purchasing shares on market or issuing new shares.

Link between remuneration and performance

A significant portion of the CEO's and other senior executives' remuneration is "at risk" (see table on page 18) and is aligned to the group, business unit and individual performance.

In the opinion of the directors, the Company's remuneration policies have contributed to the Company's performance in 2006 as demonstrated by the following table which tracks and compares key measures of company performance against the prospectus forecasts. There have been no dividends issued or returns of capital since listing , however, in accordance with the dividend policy outlined in the prospectus, the directors of Dyno Nobel have determined to pay an unfranked dividend of AUD 2.8 cents per share on 27 April 2007.

	2006 Actual	2006 Prospectus	% Increase
EPS (US cents)	10.35	7.6	36
Net profit after tax ("NPAT") (US$ millions)	83.30	61.6	36

B Details of remuneration (audited)

Amounts of remuneration

Details of the remuneration of the directors and the key management personnel of Dyno Nobel and the group are set out in the following tables.

The KMP of Dyno Nobel include the directors set out below:

- Geoff Tomlinson - Chairman, non-executive director
- Peter Richards - CEO, executive director
- Ralph Harnett - non-executive director
- Rod Keller - non-executive director
- John Muir - non -executive director
- David Walsh - non-executive director
- David Wills - non-executive director

Robin Bishop, Michael Carapiet, Nicholas Peterson and Neil Watson were directors from 4 January 2006 (being date of incorporation) to 16 February 2006 and did not receive remuneration from the Company or the group.

The KMP of the group are the directors of Dyno Nobel as set out above and those executives that report directly to the CEO. This includes the five group executives who received the highest remuneration for the year ended 31 December 2006. The executives are:

- Peter Richards - CEO
- Tim Fry –President - Dyno Nobel Asia Pacific
- Shane Gannon - Chief Financial Officer
- Lars Johansen - President, Dyno Nobel America
- Richard Shea - Senior Vice President- General Counsel
- John Feasler - Chief Operating Officer, Dyno Nobel America-retired 1 May 2006
- David Mairs - President, Dyno Nobel Canada- retired 30 November 2006

KMP remuneration (which includes the 5 highest remunerated executives of the Company and the group):

	Short-term benefits			Post-employment benefits		Share-based payment		
	Cash salary & fees	Cash bonus [10]	Other benefits [7]	Super-annuation [11]	Termination benefits [12]	Options	Total [6]	Performance related
2006	US$'	US$'	US$'	US$'	US$'	US$'	US$'	%
Non-executive directors [1,8]								
Geoff Tomlinson	172,522	-	-	18,133	-	-	190,655	-
Ralph Harnett	74,910	-	-	-	-	-	74,910	-
Rod Keller	73,182	-	-	6,563	-	-	79,745	-
John Muir	24,241	-	-	56,912	-	-	81,153	-
David Walsh	52,955	-	-	28,198	-	-	81,153	-
David Wills	26,800	-	-	2,412	-	-	29,212	-
Sub-total non-executive directors	424,610	-	-	112,218	-	-	536,828	-
Executive director								
Peter Richards [2,5,8]	545,653	192,577	-	41,901	-	714,024	1,494,155	60.68
Sub-total directors	970,263	192,577	-	154,119	-	714,024	2,030,983	-
Executives								
Tim Fry [8]	303,993	137,497	-	36,480	-	164,545	642,515	47.01
Shane Gannon [3,8]	252,787	102,607	-	22,751	-	164,545	542,690	49.23
Lars Johansen [5]	370,000	168,176	23,568	18,100	-	164,545	744,389	44.70
Richard Shea [5]	275,000	109,812	14,882	18,100	-	164,545	582,339	47.11
David Mairs [4,9]	283,661	-	868	10,415	815,406	164,545	1,274,895	12.91
John Feasler [4,5]	145,097	-	40,467	92,650	620,000	-	898,214	0.00
Sub-total executives	1,630,538	518,092	79,785	198,496	1,435,406	822,725	4,685,042	-
Total	2,657,713	710,669	79,785	295,703	1,435,406	1,536,749	6,716,025	-
Company totals	-	-	-	-	-	-	-	-
Group totals	2,657,713	710,669	79,785	295,703	1,435,406	1,536,749	6,716,025	-

[1] *All non-executives directors, except for Rod Keller and David Wills, were appointed on 16 February 2006. Rod Keller was appointed on 21 February 2006 and David Wills on 18 August 2006.*

[2] *Peter Richards was appointed CEO with effect from 1 December 2006. Prior to that date, he was Senior Vice President, Dyno Nobel America.*

[3] *Appointed 6 February 2006.*

[4] *John Feasler retired 1 May 2006 and David Mairs retired 30 November 2006.*

[5] *In accordance with the prospectus, these executives received an IPO Offering Bonus, which was based on the investment performance earned by the previous holders of the equity ("previous owners") in Dyno Nobel Holdings ASA. These bonuses were paid by the previous owners and not by Dyno Nobel and have not been included in the remuneration disclosed in the above table. However for information purposes these are described on page 18.*

[6] *In accordance with reverse acquisition accounting, the remuneration listed above has been disclosed as from 1 January 2006 except for those directors executives appointed during the year.*

[7] *These benefits include relocation costs, medical benefits, life insurance and costs associated with services related to employment.*

[8] *A$ converted to US$ at exchange rate 0.7535.*

[9] *C$ converted to US$ at exchange rate 0.8581.*

[10] *Cash bonuses are short-term benefits, granted in relation to performance during the financial year ended 31 December 2006, on the basis of criteria set out on page 14. The executives must be employed by a group member at 31 December 2006 to be eligible to receive the incentive payment. The cash bonuses have been accrued and were approved for payment and were paid on 16 March 2007.*

[11] *Superannuation includes superannuation contributions made in Australia and defined benefits plan payments made in America.*

[12] *Represents payments made on retirement that were paid to each executive on cessation of their employment.*

Other transactions with KMP

On listing in April 2006, as described in the prospectus, certain senior executives of the newly listed entity were granted the following by the previous owners. The costs of these transactions were met by the equity holders of Dyno Nobel prior to the IPO. Included in the terms of the issue of the potential [2] shares, appropriate funds to settle the issue or purchase of the shares, have been set aside by the previous owners to the level of the IPO issue price of A$2.37.

Management investment shares

Senior executives were granted the right to invest in Dyno Nobel, following a personal contribution, in both ordinary and cumulative redeemable preference shares on the same financial terms as the previous owners. The number of shares issued and the contribution by these KMP are set out in the table below:

Management investment shares-KMP	Contribution by KMP US$'000 [1]	Number of shares issued
P Richards	1,900	2,754,217
T Fry	760	1,101,687
L Johansen	570	604,948
R Shea	570	604,948
J Feasler	760	805,998

[1] A$ converted to US$ at rate of 0.76 being the exchange rate at date of payment.

Offering bonus

Senior executives were also entitled to receive a bonus, in the form of cash and shares.

Offering bonus	Cash bonus US$'000 [3]	Shares issued on listing [1]	Potential shares [2]
P Richards	1,463	1,054,937	632,911
L Johansen	585	337,519	337,519
R Shea	488	281,256	281,256
J Feasler	585	225,013	281,256

[1] The shares issued at listing are held in escrow until 7 October 2007.
[2] The terms of the offering bonus also stipulated that another tranche of shares ("potential shares") would be issued should the directors' statutory forecast of an NPAT of US$61.6 million be met for 2006. As the target was met, these shares will be provided in 2007. These shares will also be held in escrow until 7 October 2007.
[3] A$ converted to US$ at rate of 0.731502 being the exchange rate at grant date.

David Mairs, former President, Dyno Nobel Canada Inc., owns a company which received rent in relation to the leasing of office/warehouse facilities to the group. The transactions were made on normal terms and conditions and at market rates. The rental for 2006 was US$180,000 (2005:US$180,000).

No sign-on payments were made to any KMP.

John Muir, a non-executive director, received consultancy fees on behalf of an associated entity, Detnet International Limited. These services were provided on normal terms and conditions and at market rates and concluded in November 2006. The total fees received, including travel reimbursements, totalled US$36,063 (2005: Nil).

C. Comparative Disclosures (audited)

In accordance with the reverse acquisition accounting requirements of AASB 3, the annual report for the Dyno Nobel consolidated entity is regarded as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holdings ASA. Accordingly, consolidated comparatives are required to be shown for 2005. Set out below are two tables disclosing the 2005 comparatives. Table 1 highlights the KMP that would have influenced and directed the Company and the group if the current Company structure existed in 2005.

As Dyno Nobel was incorporated in February 2006, the Company had no directors, company secretary or KMP in 2005.

	Short-term benefits			Post-employment benefits		Share-based payments		
	Cash salary & fees	Cash bonus	Other Benefits [7]	Super-annuation [5]	Termination benefit [6]	Options	Total	Performance related
KMP 2005	US$	US$	US$	US$	US$	US$	US$	%
Group executives								
Peter Richards [1,2]	506,199	178,633	46,277	41,931	-	-	773,040	23.11
Tim Fry [2]	266,695	110,880	114,167	31,525	-	-	523,267	21.19
Lars Johansen	196,730	211,764	10,068	9,246	-	-	427,808	49.50
David Mairs [3]	274,967	200,794	892	11,817	-	-	488,470	41.11
Richard Shea	187,186	172,815	815,952	8,798	-	-	1,184,751	14.59
John Muir [2,4]	351,000	150,158	-	42,120	131,505	-	674,783	22.25
John Feasler	262,499	192,926	30,204	19,580	-	-	505,209	38.19
Totals	2,045,276	1,217,970	1,017,560	165,017	131,505	-	4,577,328	-

[1] *Payments were made to Peter Richards in his position as Senior Vice President, Dyno Nobel North America*

[2] *A$ converted to US$ at exchange rate 0.7300.*

[3] *C$ converted to US$ at exchange rate 0.8445.*

[4] *John Muir joined the Dyno Nobel Holdings group in 1992, was appointed Senior Vice President Asia Pacific in 1995 and retired from executive duties on 31 December 2005.*

[5] *Superannuation includes superannuation contributions made in Australia, and defined benefits plan payments made in North America.*

[6] *Represents payments made on termination that were paid to each executive on cessation of their employment.*

[7] *These benefits include relocation costs, medical benefits, and costs associated with services related to employment.*

Table 2 highlights those KMP that influenced and directed the former Dyno Nobel Holdings ASA group that are not KMPs in 2006.

	Short-term benefits			Post-employment benefits		Share-based payments		
	Cash salary & fees	Cash bonus	Other benefits	Super-annuation	Termination benefit	Options	Totals	Performance related
KMP 2005	US$	US$	US$	US$	US$	US$	US$	%
Group executive								
Dag Mejdell	411,013	143,854	-	49,322	-	-	604,189	23.81
Totals	411,013	143,854	-	49,322	-	-	604,189	-

The five highest remunerated group executives for 2005 are included in the above tables.

Other transactions with KMP

Under the Dyno Nobel Holdings ASA Management Scheme 2000 as amended, certain senior executives were invited to participate in a warrant scheme, which entitled the executives to an equity interest in the Company on the realisation of the sale of the shares of Dyno Holding ASA group. The Dyno Holdings ASA group was sold in November 2005.

The Company's CEO, Peter Richards, was a senior manager of the Dyno Nobel Holdings ASA group. In 2005, Mr. Richards received US$2.43 million under the scheme.

John Muir, a current non-executive director, who was a senior manager of the Dyno Nobel Holdings ASA group, received US$2.14 million under the scheme.

The following KMP also participated in the scheme and received the following:
T. Fry, US$2.46 million; L. Johansen, US$0.47 million; R. Shea, US$0.24 million and J.Feasler US$1.3 million.

D Service agreements (audited)

Remuneration and other terms of employment of the CEO, Chief Financial Officer and other KMP are formalised in service agreements. Each of these agreements provides for performance-based cash bonuses, other benefits where applicable, and where eligible, participation in ESOP, or in any future employee share plan. Other major provisions of the agreements relating to remuneration are set out below.

The salaries are reviewed in September each year and take effect from 1 January of the following year.

Summary of specific terms

Name	Terms of agreement	Fixed annual remuneration [1] US$	Notice period by executive [2]	Notice period by Dyno Nobel [3]	Eligible for performance bonus
Peter Richards	Fixed to 30 November 2008	600,000	9 months	9 months	Yes
Tim Fry	Open	353,000	2 month	2 month	Yes
Shane Gannon	Open	303,000	6 months	6 months	Yes
Lars Johansen	Open	370,000	6 months	6 months	Yes
Richard Shea	Open	275,000	3 months	3 months	Yes

[1] *Fixed annual remuneration, inclusive of superannuation/pension, is reviewed annually by the Remuneration and Nomination Committee. The amounts set out in the table above are the executives' annual remunerations at 31 December 2006.*
[2] *Termination without the necessary notice requires the pro-rata payment of the total remuneration package and cash bonuses due over the balance of the notice period.*
[3] *Termination payment payable if Dyno Nobel terminates the executive's employment.*
[4] *KMP excluded from the above table include D Mairs and J Feasler as they retired in 2006.*

E Share-based compensation (audited)

Options under ESOP

Options are granted under the ESOP for no consideration to the employee. The initial options granted vest annually over a three-year period and are received in three equal tranches. Vesting is based on the performance conditions outlined on page 15.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Number granted	Vest date	Expiry date	Exercise price		Value per option		Date exercisable
				A$ [1]	US$	A$ [2]	US$	
06.04.2006	4,416,667	31.12.2006	31.12.2010	2.37	1.73	0.4122	0.30	07.04.2007 [3] 31.12.2010 [4]
06.04.2006	4,416,667	31.12.2007	31.12.2011	2.37	1.73	0.4821	0.35	31.03.2008 [3] 31.12.2011 [4]
06.04.2006	4,416,666	31.12.2008	31.12.2012	2.37	1.73	0.5424	0.40	31.03.2009 [3] 31.12.2012 [4]
Total	13,250,000							

[1] *A$ converted to US$ at rate of 0.731502 being the exchange rate at grant date.*
[2] *A$ converted to US$ at rate of 0.731502 being the exchange rate at grant date.*
[3] *First date options become exercisable, if performance conditions are met.*
[4] *Last date options become exercisable, if performance conditions are met.*

Options granted carry no dividend or voting rights.

No options are exercisable until at least 12 months after 7 April 2006, being the first date on which the Company's shares were officially quoted on the ASX.

When exercisable, each option is convertible into one ordinary share of Dyno Nobel.

The exercise price is the final issue price for the IPO.

Options may only be exercised during the 30-day period immediately following the announcement of the Company's half yearly or annual financial results.

Where a participant leaves the company, the terms of the ESOP prescribe that all vested options may be exercised during the 30 day period following the cessation of employment. All other options will lapse on the date of cessation of employment.

The total of options issued under any LTI plan cannot exceed 5% of the total number of issued shares.

Details of the options over ordinary shares in the Company provided as remuneration to each of the directors of Dyno Nobel and each of the KMP of the group are set out below.

Name	Number of options granted during the year		Number of options vested during the year	
	2006	2005[3]	2006	2005[3]
Directors of Dyno Nobel				
Peter Richards	5,000,000 [4]	-	1,666,667	-
Other KMP				
Tim Fry	1,500,000	-	500,000	-
Shane Gannon	1,500,000	-	500,000	-
Lars Johansen	1,500,000	-	500,000	-
Richard Shea	1,500,000	-	500,000	-
David Mairs [1]	1,500,000	-	500,000	-
John Feasler [2]	750,000	-	- [2]	-
	13,250,000	-	4,166,667	-

[1] *David Mairs retired on 30 November 2006 and under the terms of his agreement the first tranche of his options were vested at 31.12.2006.*

[2] *John Feasler retired on 1 May 2006 and in accordance with the rules of ESOP, the unvested option were forfeited.*

[3] *The Company was incorporated on 4 January 2006 and therefore no options were granted or vested during 2005.*

[4] *In accordance with the prospectus Mr. Richards was entitled to be issued with 6,044,560 options. Mr. Richards elected to be granted only 5,000,000 at the inception of the ESOP.*

The assessed fair value at grant date of options to the individuals is allocated equally over the period from grant date to vesting date. The current year's portion is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for the grants during the year ended 31 December 2006 included:

a) options are granted for no consideration,
b) exercise price: A$2.37: US$ 1.73 (converted at an exchange rate of 0.731502 at grant date),
c) grant date: 06 .04.2006,
d) expiry date: Tranche 1 :31.12.2010; Tranche 2 :31.12.2011; Tranche 3 :31.12.2012,
e) share price at grant date: A$2.37: US$1.73 (converted at an exchange rate of 0.731502 at grant date),
f) expected price volatility of the Company's shares: 21.135%,
g) expected dividend yield: 2.15%,
h) risk-free interest rate: 5.245%.

F Additional information (unaudited)

Details of remuneration: cash bonuses and options

For each cash bonus and grant of options included in the above tables, the percentage of the available bonus or grant that has been paid, or that vested, in the year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below:

STI – Cash bonus

Name	Year earned	Paid	Forfeited	Financial years in which bonus is payable	Minimum total value of cash - actual payment [1]	Maximum total value of bonus - maximum available [2]
		%	%		US$	US$
Peter Richards	2006	46	54	2007	-	422,000 [3]
Tim Fry	2006	64	36	2007	-	215,000 [3]
Shane Gannon	2006	52	48	2007	-	195,000 [3]
Lars Johansen	2006	65	35	2007	-	259,000
Richard Shea	2006	57	43	2007.	-	196,000

[1] A minimum level of KPIs must be achieved before any bonuses are paid. Therefore the minimum potential value of cash bonuses, which were earned in respect of the year, was nil.
[2] The maximum level of the bonuses has been calculated on the basis the Company reaching the stretch target, which represents 150% of target.
[3] A$ converted to US$ at exchange rate 0.7535.

LTI – Employee share option plan (ESOP)

Name	Year Granted	Vested [1]	Forfeited	Financial years in which options may vest [5]	Minimum total value of grant yet to vest [6]	Maximum total value of grant yet to vest [7]
		%	%		US$	US$ [2]
Peter Richards	2006	33.33	0.00	2007	-	-
				2008	-	515,850
				2009	-	88,207
Tim Fry	2006	33.33	0.00	2007	-	-
				2008	-	114,890
				2009	-	18,998
Shane Gannon	2006	33.33	0.00	2007	-	-
				2008	-	114,890
				2009	-	18,998
Lars Johansen	2006	33.33	0.00	2007	-	-
				2008	-	114,890
				2009	-	18,998
Richard Shea	2006	33.33	0.00	2007	-	-
				2008	-	114,890
				2009	-	18,998
David Mairs [3]	2006	33.33	66.67	2007	-	-
John Feasler [4]	2006	0.00	100.00	2007	-	-

[1] Tranche 1 options are not exercisable until 8 April 2007.

[2] A$ converted to US$ at rate of 0.731502 being the exchange rate at grant date.

[3] David Mairs retired on 30 November 2006 and under the terms of his agreement the first tranche of options vested.

[4] John Feasler retired on 1 May 2006 and under the terms of the agreement lapsed.

[5] Options vest over three year, provided the vesting conditions are met.

[6] No option will vest unless the conditions are met, hence the minimum value of the option yet to vest is nil.

[7] The maximum value of the option yet to vest has been determined assuming the share price on the date the options are exercised will not exceed A$3.48

The following table discloses the value of options granted, exercised or lapsed during the year:

Name	A Options granted Value at grant date US$ [3]	B Options exercised Value at exercise date US$ [3]	C Options lapsed Value at time of lapse US$ [3]	D Aggregate of columns A-C US$ [3]	E Value of options included in remuneration for the year [(4)] US$ [3]	F Percentage of total remuneration for the year that consists of options %
Peter Richards	1,318,081	-	-	1,318,081	714,024	45.91
Tim Fry	298,433	-	-	298,433	164,545	25.36
Shane Gannon	298,433	-	-	298,433	164,545	29.25
Lars Johansen	298,433	-	-	298,433	164,545	20.46
Richard Shea	298,433	-	-	298,433	164,545	11.46
David Mairs [1]	298,433	-	(133,889)	164,545	164,545	13.99
John Feasler [2]	149,217	-	(149,217)	-	-	0.00
	2,959,463	-	(283,106)	2,676,358	1,536,749	

[1]D Mairs retired on 30 November 2006 and under the terms of his agreement, the first tranche of his options vested at 31.12.2006.
[2]J Feasler retired on 1 May 2006 and under the terms of his agreement, the options lapsed.
[3]A$ converted to US$ at rate of 0.731502 being the exchange rate at grant date.
[4]The value of the options granted during the period is recognised as remuneration over the vesting period of the grant, in accordance with Australian accounting standards.

A = The value at grant date calculated in accordance with AASB 2 'Share-based Payment' of options granted during the year as part of remuneration.

B = The value at exercise date of options granted that were granted as part of the remuneration and were exercised during the year.

C = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

D= The aggregate of columns A -C.

E = The value at granted date expensed over the relevant period.

F = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column A.

Non-audit services

The directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by *the Corporations Act 2001*. Details of amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in note 6 to the financial statements.

Auditor's independence declaration

The auditor's independence declaration is included on page 27.

Rounding off of amounts

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the Directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors



Geoff Tomlinson
Chairman

Sydney, 27 March 2007

Deloitte

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1219 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

27 March 2007

Dyno Nobel Limited
Level 24
111 Pacific Highway
North Sydney
NSW 2060

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION TO DYNO NOBEL LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Dyno Nobel Limited.

As lead audit partner for the audit of the financial statements of Dyno Nobel Limited for the year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

Yours faithfully,

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

B J Pollock

B J Pollock
Partner
Chartered Accountants

Member of
Deloitte Touche Tohmatsu

Deloitte

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1219 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent audit report to the members of Dyno Nobel Limited

Scope

The financial report, compensation disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Dyno Nobel Limited (the company) and the consolidated entity, for the financial year ended 31 December 2006 as set out on pages 30 to 104. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the compensation of key management personnel ("compensation disclosures") as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("AASB 124"), under the heading "remuneration report" on pages 13 to 25 of the directors' report, and not in the financial report. These compensation disclosures are identified in the directors' report as being subject to audit. The remuneration report also contains information not subject to audit.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the preparation and presentation of the compensation disclosures contained in the directors' report in accordance with the *Corporations Regulations 2001*.

Audit approach

We have conducted an independent audit of the financial report and compensation disclosures in order to express an opinion on them to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement and the compensation disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the *Corporations Act 2001* so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their

Member of
Deloitte Touche Tohmatsu

Deloitte.

operations, their changes in equity and their cash flows and whether the compensation disclosures comply with AASB 124.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report and the compensation disclosures in the directors' report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion:

(1) the financial report of Dyno Nobel Limited is in accordance with the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2006 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(2) the compensation disclosures that are contained on pages 13 to 25 under the heading "remuneration report" of the directors' report comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures*.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

B J Pollock

B J Pollock
Partner
Chartered Accountants
Sydney, 27 March 2007

Directors' declaration

The directors declare that, in the opinion of the directors of Dyno Nobel Limited,

(a) the financial statements and notes, set out on pages 31 - 104 (including the remuneration disclosures set out on pages 13 - 25), are in accordance with the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia; and

(b) the remuneration disclosures that are set out on pages 13 - 25 of the Directors' Report comply with Australian Accounting Standard AASB 124 "Related Party Disclosures" and the *Corporations Act 2001;*

(c) there are reasonable grounds for believing that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by Section 295A of the *Corporations Act 2001* from the Chief Executive Officer and the Chief Financial Officer for the financial year ended 31 December 2006.

Dated at Sydney this 27th day of March, 2007
Signed in accordance with a resolution of the directors made pursuant to s.295 (5) of The *Corporations Act 2001.*

Geoff Tomlinson.
Chairman
Sydney, 27 March 2007

Peter Richards
Director
Sydney, 27 March 2007

Income Statement for the financial year ended 31 December 2006

		Consolidated		Parent
		2006	2005	2006
	Note	US$'000	US$'000	US$'000
Sales revenue	2	1,227,782	964,117	-
Other revenue	2	7,632	2,810	2,865
Other income	2	3,882	2,076	-
		1,239,296	969,003	2,865
Expenses				
Raw materials and consumables used and finished goods purchased for resale		572,616	411,778	-
Changes in inventories of finished goods and work in progress		4,733	(7,669)	-
Purchased services		140,161	164,311	764
Repairs and maintenance		36,690	37,911	-
Impairment of property, plant and equipment		-	2,495	-
Outgoing freight		49,152	35,710	-
Depreciation and amortisation expense	3	34,700	35,199	-
Share based payments	3	2,522	-	1,709
Other employee benefit expenses		238,632	231,939	-
Share of net (profits)/losses of associates accounted for using the equity method	11	(6,952)	(1,240)	-
Other expenses		26,430	32,178	264
		1,098,684	942,612	2,737
Profit from operations		140,612	26,391	128
Financial income		4,856	32,893	570
Financial expenses	3	(31,878)	(9,794)	(298)
Net financing costs		(27,022)	23,099	272
Profit before income tax expense		113,590	49,490	400
Income tax expense	4	(33,135)	(15,269)	-
Profit from continuing operations		80,455	34,221	400
Profit from discontinued operations	28	2,795	479,270	-
Profit for the year		83,250	513,491	400
Profit attributable to minority interest		38	(3,712)	-
Profit attributable to members of Dyno Nobel Limited		83,288	509,779	400
Earnings per share:				
Basic (cents per share)	22	10.35	63.26	
Diluted (cents per share)	22	10.35	63.26	
Earnings per share from continuing operations:				
Basic (cents per share)	22	9.99	3.79	
Diluted (cents per share)	22	9.99	3.79	

The above income statement should be read in conjunction with the accompanying notes.

Balance Sheet as at 31 December 2006

		Consolidated		Parent
		31 December 2006	31 December 2005	31 December 2006
	Note	US$'000	US$'000	US$'000
ASSETS				
Current assets				
Cash and cash equivalents	5	33,402	35,131	-
Trade and other receivables	7	159,625	653,433[1]	7,148
Inventories	8	107,930	84,864	-
Current tax assets	4	7,500	4,523	-
Other	9	24,903	11,671	-
Total current assets		333,360	789,622	7,148
Non-current assets				
Investments accounted for using the equity method	11	53,687	49,354	-
Other financial assets	10	35,008	27,938	1,344,188
Property, plant and equipment	12	395,113	258,817	-
Deferred tax assets	4	27,972	27,646	4,205
Goodwill	13	137,986	95,683	-
Intangible assets	14	20,776	3,816	-
Other		456	-	1,324
Total non-current assets		670,998	463,254	1,349,717
TOTAL ASSETS		1,004,358	1,252,876	1,356,865
LIABILITIES				
Current liabilities				
Trade and other payables	15	160,782	141,079	2,663
Borrowings	16	14,233	11,406	-
Current tax liabilities	4	5,472	13,229	-
Provisions	17	15,849	12,012	-
Total current liabilities		196,336	177,726	2,663
Non-current liabilities				
Borrowings	16	507,695	82,514	-
Provisions	17	71,005	73,784	533
Total non-current liabilities		578,700	156,298	533
TOTAL LIABILITIES		775,036	334,024	3,196
NET ASSETS		229,322	918,852	1,353,669
EQUITY				
Issued capital		302,540	443,695	1,350,747
Other equity		10,570	-	-
Reserves	20	13,176	4,462	2,522
Retained earnings / (accumulated losses)	21	(96,964)	467,966	400
Parent entity interest		229,322	916,123	1,353,669
Minority interest		-	2,729	-
TOTAL EQUITY		229,322	918,852	1,353,669

[1]Other receivables as at 31 December 2005 includes US$499.2 million due on settlement of the sale of the businesses disclosed in Note 7 to the financial report.

The above balance sheet should be read in conjunction with the accompanying notes.

Statement of changes in equity for the financial year ended 31 December 2006 -Consolidated

	Issued capital US$'000	Other equity US$'000	Hedge reserve US$'000	Foreign currency reserve US$'000	Asset revaluation reserve US$'000	Equity settled employee benefits reserve US$'000	Acquisition of minority interest US$'000	Retained earnings US$'000	Total US$'000
Balance at 1 January 2005	383,378	-	-	(30,710)	-	-	16,889	(36,988)	332,569
Exchange differences arising on translation of foreign operations			-	(24,272)	-	-	-	-	(24,272)
Loss - gas hedges	-	-	(292)	-	-	-	-	-	(292)
Transfer on disposal of business		-	-	59,736	-	-	-	-	59,736
Net income recognised directly in equity	-	-	(292)	35,464	-	-	-	-	35,172
Profit for the year	-	-	-	-	-	-	3,712	509,779	513,491
Total recognised income and expense	-	-	(292)	35,464	-	-	3,712	509,779	548,663
Transactions with equity holders in their capacity as equity holders									
Issue of shares	60,317	-	-	-	-	-	-	-	60,317
Transfer of minority on disposal of business	-	-	-	-	-	-	(17,872)	-	(17,872)
Dividends paid or declared	-	-	-	-	-	-	-	(4,825)	(4,825)
Total recognised in equity	60,317	-	-	-	-	-	(17,872)	(4,825)	37,620
Balance at 31 December 2005	443,695	-	(292)	4,754	-	-	2,729	467,966	918,852
Translation of foreign operations	-	-	-	4,785	-	-	-	-	4,785
Loss-interest hedges	-	-	(293)	-	-	-	-	-	(293)
Gain-gas hedges	-	-	242	-	-	-	-	-	242
Arising from acquisition of associated entities	-	-	-	-	1,353	-	-	-	1,353
Net income recognised directly in equity	-	-	(51)	4,785	1,353	-	-	-	6,087
Profit for the year	-	-	-	-	-	-	(38)	83,288	83,250
Total recognised income and expenses	-	-	(51)	4,785	1,353	-	(38)	83,288	89,337
Transactions with equity holders in their capacity as equity holders									
Share-based payments	-	-	-	-	-	2,522	-	-	2,522
Changes arising from IPO and restructuring transactions									
Issue of shares on float	-	1,374,244	-	-	-	-	-	-	1,374,244
Transaction costs of issue net of tax benefit	-	(23,497)	-	-	-	-	-	-	(23,497)
Acquisition adjustment[1]	-	(1,340,177)		-	-	-	-	-	(1,340,177)
Payment out of pre-acquisition profits to equity holders in DNH ASA[2]	-	-	-	-	-	-	-	(648,218)	(648,218)
Reduction of capital on restructure	(135,000)	-	-	-	-	-	-	-	(135,000)
Other changes									
Change in functional currency of DNHASA	(6,155)	-	-	6,155	-	-	-	-	-
Acquisition of minority interests	-	-	-	-	-	-	(8,741)	-	(8,741)
Balance at 31 December 2006	302,540	10,570	(343)	15,694	1,353	2,522	(6,050)	(96,964)	229,322

[1] *In accordance with the reverse acquisition accounting requirements of AASB 3 'Business Combinations', the issued capital shown is a continuation of the issued capital of the legal subsidiary, Dyno Nobel Holdings ASA*

[2] *Details of the dividends paid are set out in note 23.*

The above statement in changes in equity should be read in conjunction with the accompanying notes.

Statement of changes in equity for the financial year ended 31 December 2006 - Parent

	Issued capital US$'000	Other equity US$'000	Hedge reserve US$'000	Foreign currency reserve US$'000	Asset revaluation reserve US$'000	Equity settled employee benefits reserve US$'000	Acquisition of minority interest US$'000	Retained earnings US$'000	Total US$'000
Profit for year	-	-	-	-	-	-	-	400	400
Balance at 1 January 2006	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	2,522	-	-	2,522
Issue of shares on float	1,374,244	-	-	-	-	-	-	-	1,374,244
Transaction costs on issue	(23,497)	-	-	-	-	-	-	-	(23,497)
Balance at 31 December 2006	1,350,747	-	-	-	-	2,522	-	400	1,353,669

The above statement in changes in equity should be read in conjunction with the accompanying notes.

Cash flow statement for the financial year ended 31 December 2006

	Note	Consolidated 2006 US$'000	Consolidated 2005 US$'000	Parent 2006 US$'000
CASH FLOW FROM OPERATING ACTIVITIES				
Receipts from customers		1,276,589	1,014,191	-
Payments to suppliers and employees		(1,139,881)	(948,284)	(3,280)
Interest and other costs of finance paid		(30,400)	(9,794)	-
Interest received		1,797	4,822	-
Income tax paid		(27,480)	(10,932)	-
Net cash provided by / (used in) operating activities	5	80,625	50,003	(3,280)
CASH FLOW FROM INVESTING ACTIVITIES				
Dividends received	11	1,071	-	-
Payment for businesses		(120,204)	-	-
Payment for property, plant and equipment	12	(119,070)	(58,249)	-
Proceeds from sale of property, plant and equipment		9,889	12,558	-
Proceeds from sale of investment securities		-	1,273	-
Payments for investments	11	(2,000)	(4)	-
Cash balances disposed of from sale of businesses		-	(16,984)	-
Net cash (used in) investing activities		(230,314)	(61,406)	-
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issues of equity securities		779,413	-	779,413
Payment for share issue costs		(28,550)	-	(28,550)
Proceeds from borrowings		166,100	-	-
Payment for debt issue costs		(1,125)	-	(1,125)
Repayment of borrowings		(349,766)	(26,243)	(330,744)
Redemption of preference shares		(418,563)	-	(418,563)
Loan (to)/from related parties		(2,496)	-	2,849
Net cash provided/(used) by financing activities		145,013	(26,243)	3,280
Net (decrease) in cash and cash equivalents		(4,676)	(37,646)	-
Cash and cash equivalents at the beginning of the year	5	35,131	75,805	-
Effects of exchange rate changes on foreign currency cash balances		512	(3,028)	-
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		30,967	35,131	-
Cash and cash equivalents at the end of the year include:				
Current asset				
Cash and cash equivalents	5	33,402	35,131	-
Current liability				
Borrowings - bank overdraft	5	(2,437)	-	-
		30,965	35,131	-

Included in cash and cash equivalents is US$ 1.6 million of cash which is restricted. This restricted cash represents employee funds held in a trust health and welfare plan in America, for the purpose of providing health, medical, long-term disability and life insurance benefits for employees, as well as funds held with the National Bank of Canada as collateral for a letter of credit.

The above cash flow statement should be read in conjunction with the accompanying notes.

1. Summary of accounting policies

General information

Dyno Nobel Limited is a listed public company, incorporated in Australia and operating in North America and Australia.

Statement of compliance

This financial report is a general purpose financial report, which has been prepared in accordance with the *Corporations Act 2001*, Accounting Standards and Urgent Issues Group Interpretations ("UIG"), and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ("A-IFRS"). Compliance with A-IFRS ensures that the financial report complies with International Financial Reporting Standards ("IFRS").

This is the first financial report to be prepared for Dyno Nobel following its incorporation on 4 January 2006. As Dyno Nobel was incorporated after the date of transition to A-IFRS, all financial statements and information presented in this financial report are in accordance with A-IFRS. As no prior financial report has been prepared, no reconciliation from Australian generally accepted accounting principles to A-IFRS is required.

In accordance with AASB 3 'Business Combinations' ("AASB 3") paragraph 21 and Appendix 'B', the acquisition of Dyno Nobel Holding ASA by Dyno Nobel was identified as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holdings ASA. Accordingly, consolidated comparative information is provided for the balance sheet and related information as at 31 December 2005 and the income statement, cash flow statement, statement of changes in equity and related information for the year to 31 December 2005. Only current year figures covering the period from incorporation are shown for the parent entity, Dyno Nobel.

Reporting currency

The financial report is presented in United States dollars.

Basis of preparation

The annual financial report has been prepared under the historical cost convention, except for the revaluation of certain non-current assets and financial instruments that are stated at fair value.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the result of which forms the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

1. *Summary of accounting policies (continued)*

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of Dyno Nobel and its controlled entities. Control is recognised when the Company has the power to dictate the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the consolidated entity.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation. In the separate financial statements of the Company, intra-group transactions (common control transactions) are generally accounted for by reference to the existing (consolidated) book value of the items. Where the transaction value of common control transactions differ from their consolidated book value, the difference is recognised as a contribution to equity participants by the transacting entities.

Americas

Reference to "Americas" in this report includes the United States, Mexico and Canada.

Significant accounting policies

The significant accounting policies set out below have been applied in the preparation and presentation of the financial statements for the year ended 31 December 2006 and the comparative information:.

(a) Borrowings

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments that have a maturity of three months or less from the date of acquisition. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(c) Derivative financial instruments

The consolidated entity enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including forward foreign exchange contracts and interest rate swaps.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in income immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in income depends on the nature of the hedge relationship. The consolidated entity designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

1. *Summary of accounting policies (continued)*

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in income immediately, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is recognised as income from that date.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in income.

Amounts deferred in equity are recorded in income in the periods when the hedged item is recognised in income. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in income.

(d) Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months, are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Defined contribution plans

Contributions to defined contribution superannuation plans are expensed when incurred.

Defined benefit plans

Provisions are recognised to provide for estimated defined benefit plan obligations using the "corridor approach" as allowed by AASB 119 'Employee Benefits'. Any estimated deficits in the plans are determined with reference to the fair value of the respective plan assets and actuarially determined accrued benefits. The actuarial assessment of accrued benefits takes into account the estimated present value for benefit obligations, employee service periods and investment returns. The discount rates used in determining the present value of accrued benefits, which may vary, are based on respective government or high-quality bond rates, as appropriate.

1. *Summary of accounting policies (continued)*

The cost of providing benefits under the plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as revenue or expenses over the expected average working life of the employees participating in the plan. Under the corridor approach, amortisation of unrecognised net gain and loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year. If, as of the beginning of the year, that unrecognised net gain or loss exceeds 10 per cent of the greater of the projected benefit obligation and the market related value of plan assets, the amortisation is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

(e) Financial assets

Investments are recognised and derecognised on trade date where purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs.

Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

Investments

Subsequent to initial recognition:

- investments in subsidiaries are measured at cost; and
- investments in associates are accounted for under the equity method in the consolidated financial statements and the cost method in the Company financial statements.

(f) Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(g) Foreign currency

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except that:

- exchange differences which relate to assets under construction for future productive use are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency

1. *Summary of accounting policies (continued)*

borrowings;

- exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer note 1(c)); and
- exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in income on disposal of the net investment.

Foreign operations

On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in income on disposal of the foreign operation.

The financial statements of foreign subsidiaries, associates and jointly controlled entities that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the reporting date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(i) Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is recognised as an asset and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in income and is not subsequently reversed. Refer also note 1(j).

(j) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of

1. *Summary of accounting policies (continued)*

goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in income immediately.

(k) Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

1. *Summary of accounting policies (continued)*

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax-consolidation

Dyno Nobel and Industrial Investments Australia Finance Pty Limited are in the process of forming a tax-consolidated group with Dyno Nobel as its head entity.

Dyno Nobel Management Pty Limited is to be consolidated within the Dyno Nobel Asia Pacific Limited, an indirect subsidiary of Dyno Nobel, tax-consolidated group

Dyno Nobel Asia Pacific Limited and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Dyno Nobel Asia Pacific Limited is the head entity in the tax-consolidated group.

Entities within the various tax-consolidated groups will enter into tax funding arrangements and tax-sharing agreements with the head entities. Under the terms of the tax funding arrangements, the relevant head entity and each of the entities in that tax-consolidated group will agree to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

(l) Intangible assets

Patents, trademarks and licences are recorded at cost less accumulated amortisation and impairment. Amortisation is charged on a straight-line basis over their estimated useful lives of five to nine years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period.

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- theability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally generated intangible assets are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives.

1. *Summary of accounting policies (continued)*

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

(m) Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in first-out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(n) Joint ventures

Jointly controlled entities

Interests in jointly controlled entities are accounted for under the equity method in the consolidated financial statements and the cost method in the Company financial statements.

(o) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the consolidated entity's general policy on borrowing costs. Refer to note 1(a).

Finance leased assets are amortised on a straight-line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Lease incentives

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(p) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition and the sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

1. *Summary of accounting policies (continued)*

(q) Trade Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(r) Presentation and functional currency

Results of the major operating business are recorded in their local currencies, which are deemed to be their functional currency. On 1 January 2006, the functional currency of Dyno Nobel Holding ASA (the former parent to the group) was changed from Norwegian kroner to US dollars. This is consistent with the relocation of the corporate headquarters and is supported by the major assets, liabilities, revenue and expenses of that entity being denominated in US dollars.

The consolidated entity's presentation currency is the US dollar, as this currency best reflects the risks and benefits associated with the operations of the group.

(s) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being Dyno Nobel (the legal parent entity), Dyno Nobel Holdings ASA (the accounting acquirer), and subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. A list of subsidiaries appears in note 25 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

As previously noted, under AASB 3, the acquisition of Dyno Nobel Holdings ASA by Dyno Nobel was accounted for as a reverse acquisition.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable net assets acquired exceed the cost of acquisition, the difference is credited to income in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include the information and results of each subsidiary from the date on which Dyno Nobel obtains control and until such time as Dyno Nobel ceases to control such entity. In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(t) Property, plant and equipment

Property, plant and equipment and leasehold improvements are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land.

Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method.

The estimated useful lives, residual values and depreciation method is reviewed at the end of each reporting period.

1. *Summary of accounting policies (continued)*

The following estimated useful lives are used in the calculation of depreciation:

- Buildings 10 to 40 years
- Leasehold improvements 3 to 25 years
- Plant and equipment 3 to 30 years.

(u) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

Provisions for warranty costs are recognised at the date of sale of the relevant products, at the Directors' best estimate of the expenditure required to settle the consolidated entity's liability.

Onerous contracts

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received.

Restructuring

Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

- starting to implement the plan; or
- announcing its main features to those affected by it.

Environmental

The consolidated entity is required to remediate or restore manufacturing, storage and depot sites, either during or at the end of their useful lives, to a condition acceptable to the relevant authorities and consistent with the consolidated entity's environmental policies.

These environmental related restoration and remediation costs are recognised when site restoration, environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reliably measured. The environment provision is measured using the cash flows estimated to settle the present obligations, discounted to present value using a current market rate.

The expected cost of any environmental restoration programme, discounted for its present value, is provided when the related environmental disturbance occurs, based on the consolidated entity's interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the consolidated entity.

1. *Summary of accounting policies (continued)*

Expected environment restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected environment restoration costs, an adjustment is recorded against the carrying value of the provision, and the effect is recognised in the income statement.

Decommissioning

The consolidated entity has obligations to retire long-lived assets at various manufacturing and storage sites at the end of their productive lives to a condition acceptable to the relevant authorities and consistent with the consolidated entity's environmental policies. Decommissioning provisions are recognised in relation to these obligations at the time the obligations are incurred.

These decommissioning costs are based on estimated cost from detailed plans prepared for each site and are recognised when site restoration, environmental remediation and clean up obligations are either known or considered probable and the related costs can be reliably measured. The decommissioning provision is measured using the cash flows estimated to settle the present obligation, discounted to present value using a current market rate.

These costs are expected to be incurred between 2007 and 2084. Where there is a change in the expected restoration costs, an adjustment is recorded against the carrying value of the provision, and the effect is then recognised in income on a prospective basis over the remaining life of the asset.

(v) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods has transferred to the buyer. Discounts and volume rebates are deducted from revenue.

Rendering of services

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(w) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

1. AASB 7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038)*
   AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group's financial instruments.

2. UIG 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*
   UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006. The group has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities. This interpretation will not affect the group's financial statements.

	Consolidated		Parent
	2006 US$'000s	2005 US'000s	2006 US'000s

2. Revenue

Revenue from continuing and discontinued operations consisted of the following items:

	Consolidated 2006 US$'000s	Consolidated 2005 US'000s	Parent 2006 US'000s
Sales revenue – sale of goods	1,227,782	1,294,405	-
Attributable to:			
Continuing operations	1,227,782	964,117	-
Discontinued operations	-	330,288	-
	1,227,782	1,294,405	-
Other revenue			
Royalties received	1,149	11,825	-
Management fees	6,483	2,810	2,865
	7,632	14,635	2,865
Attributable to:			
Continuing operations	7,632	2,810	2,865
Discontinued operations	-	11,825	-
	7,632	14,635	2,865
Other income			
Net gain on disposal of fixed assets	3,882	2,076	-
Attributable to:			
Continuing operations	3,882	2,076	-
Discontinued operations	-	-	-
	3,882	2,076	-

	Consolidated		Parent
	2006 US$'000s	2005 US$'000s	2006 US$'000s

3. Profit for the year
Expenses and losses/(gains)

Profit before income tax has been arrived at after charging the following expenses from continuing and discontinued operations:

	Consolidated 2006 US$'000s	Consolidated 2005 US$'000s	Parent 2006 US$'000s
Cost of sales (excluding depreciation)	799,719	822,718	-
Finance costs:			
Interest on loans	27,556	39,271	-
Other financial expenses	4,322	2,384	298
Total finance costs	31,878	41,655	298
Finance costs attributable to:			
Continuing operations	31,878	9,794	-
Discontinued operations	-	31,861	-
	31,878	41,655	-
Net bad and doubtful debts arising from entities within the consolidated group	994	1,749	
Depreciation of non-current assets	30,606	56,912	-
Amortisation of non-current assets	4,094	6,799	-
	34,700	63,711	-
Depreciation and amortisation attributable to:			
Continuing operations	34,700	35,199	-
Discontinued operations	-	28,512	-
	34,700	63,711	-
Operating lease rental expenses	8,511	12,390	-
Impairment Losses – continuing operations	-	2,495	-
Employee benefit expense:			
Defined contribution plans	2,364	1,775	-
Defined benefit plans	9,554	5,840	-
Curtailment gain on US pension plan	(7,115)	-	-
	4,803	7,615	-

	Consolidated		Parent
	2006 US$'000s	2005 US$'000s	2006 US$'000s
3. Profit for the year			
Expenses and losses/(gains) (cont)			
Share-based payments – equity settled	2,522	-	1,709
Gain on sale of business	2,795	490,182	-
Net foreign exchange (gains)	(1,266)	(23,152)	-
Net foreign exchange (gains) attributable to:			
Continuing operations	(1,266)	(21,141)	-
Discontinued operations	-	(2,011)	-
	(1,266)	(23,152)	-

Significant items

Profit from continuing operations for the year includes the following items that are significant because of their nature, size or incidence:

Gains			
Net curtailment gain on US pension plan	7,115	-	-
Less: applicable income tax expense	(2,846)	-	-
Net foreign exchange gain	1,266	21,141	-
Less: applicable income tax expense	(355)	(5,919)	-

The reduction in the significance of foreign exchange gains and losses arises from the revision in the functional currency of Dyno Nobel Holding ASA.

	Consolidated		Parent
	2006 US$'000s	2005 US$'000s	2006 US$'000s

4. Income taxes

	2006	2005	Parent 2006
Income tax expense			
Current tax	23,143	25,687	-
Deferred tax	11,963	(3,376)	-
	35,106	22,311	-
Income tax expense is attributable to:			
Profit from continuing operations	33,135	15,269	-
Profit from discontinuing operations	1,971	7,042	-
	35,106	22,311	

(a) The prima facie income tax expense (income) on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:

	2006	2005	Parent 2006
Profit from continuing operations	113,590	49,490	400
Profit from discontinued operations	4,766	486,312	-
Profit from operations	118,356	535,802	400
Income tax expense calculated at 30%	35,507	160,741	120
Non deductible expenses	1,522	-	-
Effect of equity share of jointly controlled entity's profit	(2,085)	(372)	-
Overseas tax rate differential	486	7,834	-
Tax effect of profit from discontinued operations	-	(145,892)	-
Other	-	-	(120)
	35,430	22,311	-
Under provision of income tax in previous year	(324)	-	-
	35,106	22,311	-

The tax rate used in the above reconciliation is the corporate rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law.

	Consolidated		Parent
	2006	2005	2006
	US$'000	US$'000	US$'000

4. Income taxes (cont)

(b) Income tax recognised directly in equity during the period:			
The following amounts were charged / (credited) directly to equity during the period:			
Tax:			
Share issue expenses	4,205	-	4,205
Revaluation of financial instruments	898	-	-
	5,103	-	4,205
(c) Current tax assets and liabilities			
Current tax assets:			
Income tax receivable attributable to:			
Other entities in the tax consolidated group	7,500	4,523	-
	7,500	4,523	-
Current tax liabilities:			
Income tax payable attributable to:			
Other entities in the tax consolidated group	5,472	13,229	-
	5,472	13,229	-
(d) Deferred tax balances			
Deferred tax assets comprise:			
Temporary differences	(3,317)	17,862	4,205
Tax losses	31,289	9,784	-
	27,972	27,646	4,205

4. Income taxes (cont)

Taxable and deductible temporary differences arise from the following:

	Consolidated					
2006	**Opening balance**	**Charged to income**	**Acq/Disp**	**Other**	**Charged to equity**	**Closing balance**
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Gross deferred tax liabilities:						
Unrealised foreign exchange	(49)	(477)	-	-	-	(526)
Property, plant and equipment	(27,809)	(5,158)	(623)	879	-	(32,711)
Intangibles	(1,546)	2,083	(3,978)	24	-	(3,417)
Cash flow hedges	-	(324)	(1,368)	-	898	(794)
	(29,404)	(3,876)	(5,969)	903	898	(37,448)
Gross deferred tax assets:						
Accruals and provisions	20,384	(14,361)	1,856	(89)	-	7,790
Tax losses	9,784		5,968	15,537		31,289
Share issue costs	-	(646)		-	4,205	3,559
Other	26,882	6,920	(10,366)	(654)	-	22,782
	57,050	(8,087)	(2,542)	14,794	4,205	65,420
Net deferred tax assets/liabilities	27,646	(11,963)	(8,511)	15,697	5,103	27,972

	Consolidated					
2005	**Opening balance**	**Charged to income**	**Acq/Disp**	**Other**	**Charged to equity**	**Closing balance**
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Gross deferred tax liabilities:						
Unrealised foreign exchange	-	(49)	-	-	-	(49)
Property, plant and equipment	(34,859)	7,050	-	-	-	(27,809)
Intangibles	(1,649)	103	-	-	-	(1,546)
Others	(5,545)	5,545	-	-	-	-
	(42,053)	12,649	-	-	-	(29,404)
Gross deferred tax assets:						
Accruals and provisions	18,120	2,264	-	-	-	20,384
Tax losses	27,841	(18,057)	-	-	-	9,784
Other	5,531	6,520	13,821	1,010	-	26,882
	51,492	(9,273)	13,821	1,010	-	57,050
Net deferred tax assets/liabilities	9,439	3,376	13,821	1,010	-	27,646

4. Income taxes (cont)

	Parent					
2006	Opening balance	Charged to income	Acq/Disp	Other	Charged to equity	Closing balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Gross deferred tax liabilities:						
Unrealised foreign exchange	-	-	-	-	-	-
Property, plant and equipment	-	-	-	-	-	-
Intangibles	-	-	-	-	-	-
Cash flow hedges	-	-	-	-	-	-
Other	-	-	-	-	-	-
	-	-	-	-	-	-
Gross deferred tax assets:						
Accruals and provisions	-	-	-	-	-	-
Defined benefit plans	-	-	-	-	-	-
Tax losses	-	-	-	-	-	-
Share issue costs	-	-	-	-	4,205	4,205
Other	-	-	-	-	-	-
	-	-	-	-	4,205	-
Net deferred tax assets/liabilities	-	-	-	-	4,205	4,205

The parent entity, Dyno Nobel Limited, was incorporated on 4 January 2006 and accordingly there are no comparative balances to disclose as at 31 December 2005.

Tax-consolidation

Relevance of tax-consolidation to the consolidated entity

The group of companies under the Dyno Nobel Asia Pacific sub consolidation form a tax-consolidated group. Companies within the United States group also form a tax-consolidated group within the United States. The parent entity, Dyno Nobel and its wholly owned Australian resident entities are intending to form a tax-consolidated group and will therefore be taxed as a single entity from the date of that event.

Nature of tax funding arrangements and tax sharing agreements

Entities within the tax-consolidated group intend to enter into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, the Dyno Nobel tax-consolidated groups and each of the entities within those tax-consolidated groups agree to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated groups.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000

5. Notes to statement of cash flows

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	2006 US$'000	2005 US$'000	Parent 2006 US$'000
Cash and cash equivalents	33,402	35,131	-
Bank overdraft (note 16)	(2,437)	-	-
	30,965	35,131	-

	2006 US$'000	2005 US$'000	Parent 2006 US$'000
(b) Secured bank overdraft facility, reviewed annually and payable at call:			
· amount used	2,437	-	-
· amount unused	-	-	-
	2,437	-	-
(c) Secured bank loan facilities with various maturity dates through to 31 December 2008 and which may be extended by mutual agreement:			
· amount used	506,199	2,079	-
· amount unused	165,001	7,671	-
	671,200	9,750	-

d) Cash balances not available for use

Included in cash and cash equivalents is US$1.689 million of cash which is restricted. This restricted cash represents employee funds held in a trust health and welfare plan in the United States, for the purpose of providing health, medical, long-term disability and life insurance benefits for employees, as well as funds held with the National Bank of Canada as collateral for a letter of credit.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000

5. Notes to statement of cash flows (cont)

(e) Reconciliation of profit for the period to net cash flows from operating activities

Profit for the year	83,288	509,779	400
Gain on sale or disposal of non-current assets	(3,882)	(2,076)	-
Gain on sale of business	(2,795)	(490,182)	-
Gain arising on curtailment of defined pension obligation	(7,115)		-
Share of jointly controlled entities' profit (less dividends)	(6,952)	(1,240)	-
Depreciation and amortisation of non-current assets	34,700	63,711	-
Foreign exchange gain	(1,266)	(24,944)	-
Equity settled share-based payment	2,522	-	1,709
Other	-	59,516	
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:			
(Increase)/decrease in assets:			
Current receivables	(15,897)	(31,045)	(5,922)
Current inventories	(1,567)	(4,064)	-
Other current assets	7,237	(13,866)	-
Deferred tax assets and liabilities	6,609	7,692	-
Increase/(decrease) in liabilities:			
Current payables	(1,426)	(16,365)	-
Current provisions and employee benefits	(8,768)	(6,388)	533
Tax payable	(148)	5,127	-
Non-current provision	(3,915)	(5,652)	-
Net cash provided by/(used in) from operating activities	80,625	50,003	(3,280)

	Consolidated		Parent
	2006 US$	2005 US$	2006 US$
6. Remuneration of auditors			
Auditor of the parent entity			
Audit or review of the financial report	2,054,000	994,000	504,000
Taxation services	745,000	713,000	89,000
Other non-audit services			
- Review of defined benefit obligation assessments	-	35,000	-
- Related to IPO	2,400,000	-	2,400,000
- Acquisition related due diligence	300,000	207,000	300,000
- Other non-audit services	9,000	-	-
	5,508,000	1,949,000	3,293,000

7. Current trade and other receivables	US$'000	US$'000	US$'000
Trade receivables	154,541	140,937	-
Allowance for doubtful debts	(6,250)	(5,687)	-
	148,291	135,250	-
Trade receivables from jointly controlled and related entities	9,050	5,485	7,148
Other receivables	2,284	13,470	-
Receivable arising from disposal of business	-	499,228	-
	159,625	653,433	7,148

8. Current inventories			
Raw materials:			
At cost	17,784	22,361	-
At net realisable value	13,365	141	-
Work in progress:			
At cost	44,433	25,314	-
Finished goods:			
At cost	28,840	30,217	-
At net realisable value	3,508	6,831	-
	107,930	84,864	-

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000
9. Other current assets			
Prepayments	24,903	9,984	-
Assets held for resale	-	1,687	-
	24,903	11,671	-
10. Other financial assets			
Non-current			
Notes receivable	404	237	-
Interest bearing loans to jointly controlled entities	24,318	14,280	-
Receivable from jointly controlled entities	7,410	12,579	-
Derivatives that are designated and effective as hedging instruments carried at fair value:			-
- Interest rate swaps	2,644	-	-
Shares in subsidiaries	-	-	1,344,188
Other	232	842	-
	35,008	27,938	1,344,188

	Consolidated	
	2006 US$'000	2005 US'000

11. Investments accounted for using the equity method

	2006	2005
	53,687	49,354

Jointly controlled entities interest

Name of entity	Principal Activity	Country of Incorporation		Ownership 2006 %	Ownership 2005 %
Alpha Dyno Nobel	Delivery of explosives and related products	USA		50	50
Dyno Nobel Kentucky, Inc.	Delivery of explosives and related products	USA	1	-	50
Boren Explosives Co, Inc.	Delivery of explosives and related products	USA		50	50
Buckley Powder Company	Delivery of explosives and related products	USA		50	50
Buckley Powder Company of Oklahoma, Inc.	Delivery of explosives and related products	USA	3	51	51
St Lawrence Explosives Inc.	Delivery of explosives and related products	Canada		33	27
IRECO Midwest Inc.	Delivery of explosives and related products	USA		50	50
Wampum Hardware Company	Delivery of explosives and related products	USA		50	50
Minnesota Explosives Company	Delivery of explosives and related products	USA	1	-	55
Pepin-IRECO, Inc	Delivery of explosives and related products	USA		50	50
Midland Powder Company	Delivery of explosives and related products	USA		50	50
Mine Equipment & Mill Supply Co	Delivery of explosives and related products	USA		50	50
Controlled Explosives Inc.	Delivery of explosives and related products	USA		50	50
Warex Corporation	Delivery of explosives and related products	USA		25	25
Warex LLC	Delivery of explosives and related products	USA		25	25
Western Explosives Systems Company	Delivery of explosives and related products	USA		50	50
Evenson Explosives, LLC	Delivery of explosives and related products	USA	2	50	-
DetNet Detonadores Electronico Limitada	Delivery of explosives and related products	Mexico	2	50	-
Polar Explosives Ltd	Delivery of explosives and related products	Canada	3	84	84
Denesoline Western Explosives Inc.	Delivery of explosives and related products	Canada	4	49	49
Newfoundland Hard-Rok Inc.	Delivery of explosives and related products	Canada		50	50
Dyno Labrador Inc.	Delivery of explosives and related products	Canada		50	50
Valley Hydraulics Ltd	Delivery of explosives and related products	Canada		25	25
Apex Construction Specialties Ltd	Delivery of explosives and related products	Canada		25	25
Queensland Nitrates Pty Ltd	Production of ammonium nitrate	Australia	5	50	50
Queensland Nitrates Management Pty Ltd	Management services	Australia	5	50	50
DetNet International Limited	Distribution of electronic detonators	Ireland		50	50
DetNet South Africa (Pty) Ltd	Development, manufacture and supply of electronic detonators	South Africa		50	50

[1]During 2006, the Company acquired the remaining interest such that this entity is now a controlled entity -refer note 25.

[2]During 2006, an interest in these entities was acquired or increased.

[3]Due to the contractual and decision making arrangements between the shareholders of the entities, despite the legal ownership exceeding 50%,these entities are not considered to be subsidiaries.

[4]Due to the legal requirements in the Canadian Northwest Territories, the group cannot own more than 49% of the shares in Denesoline Western Explosives Inc. However, under the joint venture agreement, the group is entitled to 95% of the assets and profit of Denesoline Western Explosives Inc.

[5]These jointly controlled entities have a 30 June year end.

11. Investments accounted for using the equity method (cont)

	Consolidated 2006 US$'000	2005 US$'000
Summarised financial information of jointly controlled entities:		
Current assets	133,579	74,264
Non-current assets	197,012	233,550
	330,591	307,814
Current liabilities	110,238	51,455
Non-current liabilities	120,689	165,720
	230,927	217,175
NET ASSETS	99,664	90,639
Revenue	506,859	460,900
Net profit	18,593	8,114
Share of jointly controlled entities' profit or loss:		
Share of jointly controlled entities profit before tax	9,297	4,057
Income tax expense	(2,345)	(2,817)
Share of jointly controlled entities' profit	6,952	1,240
Carrying amount of investments in jointly controlled entities		
Carrying amount at the beginning of the financial year	49,354	46,977
Addition of new investment	2,000	4
Change in accounting method from associate to controlled entity	(4,853)	-
	46,501	46,981
Share of net profit from jointly controlled entities	6,952	1,240
Less:dividends received	(1,071)	
Movement in foreign currency translation reserve of jointly controlled entities	1,305	1,133
Carrying amount at end of year	53,687	49,354

Contingent liabilities and capital commitments

The consolidated entity's share of the contingent liabilities, capital commitments and other expenditure are expenditure commitments are disclosed in Note 29.

	Consolidated					
	Freehold land at cost US$'000	Buildings at cost US$'000	Plant and equipment at cost US$'000	Leasehold improvements at cost US$'000	Work in progress at cost US$'000	Totals US$'000
12. Property, plant and equipment						
Gross carrying amount (at cost)						
Balance at 1 January 2005	52,965	99,990	380,325	-	22,440	555,720
Additions	3,996	1,255	32,960	1,968	18,070	58,249
Disposals	(1,570)	(2,114)	(9,721)	(33)	(29)	(13,467)
Derecognised on disposal of subsidiaries	(16,837)	(28,553)	(146,034)	(1,958)	(8,471)	(201,853)
Effects of foreign currency exchange differences	13	5	573	23	-	614
Transfers in/(out)	491	1,383	17,603	-	(19,477)	-
Balance 1 January 2006	39,058	71,966	275,706	-	12,533	399,263
Acquisitions through business combinations	12,428	17,157	27,542	-	-	57,127
Additions	477	3,362	11,097	-	104,134	119,070
Disposals	(1,173)	(1,416)	(3,490)	-	-	(6,079)
Effects of foreign currency exchange differences	446	822	3,294	-	-	4,562
Transfers in/(out)	1,063	2,233	24,947	-	(28,243)	-
Balance at 31 December 2006	52,299	94,124	339,096	-	88,424	573,943
Accumulated depreciation, amortisation and impairment						
Balance at 1 January 2005	(5,115)	(23,760)	(104,067)	(1,223)	-	(134,165)
Disposals	521	496	8,937	176	-	10,130
Depreciation expense	(1,061)	(6,656)	(48,628)	(567)	-	(56,912)
Derecognised on disposal of subsidiaries	3,144	7,094	29,137	1,633	-	41,008
Net foreign currency exchange differences	-	(4)	(484)	(19)	-	(507)
Transfers in/(out)	(22)	(293)	315	-	-	-
Balance at 1 January 2006	(2,533)	(23,123)	(114,790)	-	-	(140,446)
Disposals	-	196	1,615	-	-	1,811
Acquisitions through business combinations.	-	(1,252)	(5,301)	-	-	(6,553)
Depreciation expense	(721)	(4,208)	(25,677)	-	-	(30,606)
Net foreign currency exchange differences	-	(499)	(2,537)	-	-	(3,036)
Balance at 31 December 2006	(3,254)	(28,886)	(146,690)	-	-	(178,830)
Net book value						
As at 31 December 2005	36,525	48,843	160,916	-	12,533	258,817
As at 31 December 2006	48,642	64,880	193,167	-	88,424	395,113

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000

13. Goodwill

Gross carrying amount			
Balance at beginning of financial year	95,683	140,163	-
Additional amounts recognised from business combinations occurring during the year	47,881	-	-
Reduction arising from realisation of deferred tax assets not previously recognised	(7,969)	-	-
Derecognised on disposal of subsidiaries	-	(38,530)	-
Effects of foreign currency exchange differences	2,391	(5,950)	-
Balance at end of financial year	137,986	95,683	-

Accumulated impairment losses

There were no impairment losses recorded during the year in relation to the carrying amount of goodwill

Net book value			
At the beginning of the year	95,683	140,163	-
At the end of the year	137,986	95,683	-

Allocation of goodwill to cash generating units

The carrying amount of goodwill is tested for impairment annually at 31 October and whenever there is an indicator that the asset may be impaired. If an asset is impaired it is written down to its recoverable amount. The recoverable amount is based on a value in use calculation using cash flow projections based on financial forecasts. Key assumptions used for impairment testing for 31 December 2006 include pre tax discount rates (12 - 15%), expected future profits and future nominal growth rates without reinvestment. Sensitivity analysis is used to determine whether the carrying value is supported by different assumptions.

Goodwill is not impaired at the reporting date. The Company's geographical segments and ownership interest form the basis of the cash-generating unit.

	Consolidated 2006 US$'000	Consolidated 2005 US$'000	Parent 2006 US$'000
14. Intangibles			
Gross carrying amount			
Balance at beginning of financial year	7,517	15,134	-
Acquisitions through business combinations	21,889	-	-
Disposals or classified as held for sale	-	(7,617)	-
Effects of foreign currency exchange differences	(845)	-	-
Balance at end of financial year	28,561	7,517	-
Accumulated amortisation and impairment losses			
Balance at beginning of financial year	(3,701)	(3,106)	-
Disposals or classified as held for sale	-	6,204	-
Amortisation	(4,094)	(6,799)	-
Effects of foreign currency exchange differences	10	-	-
Balance at end of financial year	(7,785)	(3,701)	-
Net book value			
At the beginning of the year	3,816	12,028	-
At the end of the year	20,776	3,816	-

The parent entity did not hold any intangible assets during the period or as at 31 December 2006.

Significant intangible assets
The consolidated entity's intangible assets include value ascribed to patents, trademarks and customer lists. The amortisation periods applied to these carrying values range from 5 - 15 years.

15. Current trade and other payables

	Consolidated 2006 US$'000	Consolidated 2005 US$'000	Parent 2006 US$'000
Trade payables	154,931	140,446	2,663
Goods and services tax (GST) payable	2,432	78	-
Other sundry payables and accruals	3,419	555	-
	160,782	141,079	2,663

16. Borrowings

	Consolidated 2006 US$'000	Consolidated 2005 US$'000	Parent 2006 US$'000
Current borrowings			
Secured			
At amortised cost			
Bank overdrafts [1]	2,437	-	-
Bank loans [1]	-	2,880	-
Finance lease liabilities [2]	1,312	267	-
	3,749	3,147	-
Unsecured			
At amortised cost			
Loans from related parties – joint ventures and associates	10,484	8,259	-
	10,484	8,259	-
	14,233	11,406	-
Non-current borrowings			
Secured			
At amortised cost			
Bank loans [3]	505,421	82,204	-
Finance lease liabilities [2]	2,274	310	-
	507,695	82,514	-

[1] Secured by letter of credit and general security agreement of assets of Western Explosives Ltd.
[2] Secured by the assets leased.
[3] Secured by floating charge of the consolidated entity's assets.

	Consolidated 2006 US$'000	Consolidated 2005 US$'000	Parent 2006 US$'000
Lease liabilities			
Minimum lease payments			
- not later than one year	1,610	310	-
- later than one year and not later than five years	2,376	360	-
Total on minimum lease payments	3,986	670	-
Less amount representing finance charges	(400)	(93)	-
Present value of minimum lease payments	3.586	577	-
Current	1,312	267	-
Non-current	2,274	310	-
	3,586	577	-

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000
17. Provisions			
Current provisions			
Employee benefits	8,241	2,292	-
Environmental liabilities	4,701	5,757	-
Warranty claims	45	565	-
Restructuring and termination costs	2,745	2,918	-
Asset retirement obligations	117	480	-
	15,849	12,012	-
Non-current provisions			
Employee benefits and post retirement obligations	39,048	36,720	533
Environmental liabilities	19,639	18,154	-
Warranty claims	300	750	-
Asset retirement obligations	12,018	18,160	-
	71,005	73,784	533

The provision for environmental costs represents the present value of the consolidated entity's best estimate of total known environmental costs less costs incurred to date. The estimate has been made on the basis of the anticipated costs to test and quantify the extent of contamination in known locations. The estimate also includes the cost to undertake remediation activities to required statutory levels.

The provision for warranty claims represents the present value of the consolidated entity's best estimate of the future sacrifice of economic benefits that will be required to satisfy warranty claims for unsatisfactory delivery of product. The estimate has been made on the basis of historical trends and may vary as a result of new materials, altered manufacturing processes and or other events affecting product quality.

The provision for restructuring and termination costs represents the present value of the consolidated entity's best estimate of the costs directly and necessarily caused by the restructuring that are not associated with the ongoing activities of the entity, including termination benefits.

The provision for asset retirement obligations represents the present value of the consolidated entity's best estimate of the future sacrifice of economic benefits that will be required to remove leasehold improvement and plant and equipment from leased property. The estimates have been made on the basis of quotes obtained from independent experts.

17. Provisions (cont)

	Consolidated				
	Environmental liabilities US$'000	Warranty claim US$'000	Restructuring and termination US$'000	Asset retirement obligation US$'000	Total US$'000
Balance as at 1 January 2006	23,911	1,315	2,918	18,640	46,784
Acquired from business combination	3,558	-	-	959	4,517
Additional provisions recognised	1,326	110	8,403	1,497	11,336
Foreign exchange impact	(153)	-	-	(2)	(155)
Unwinding of discount	-	-	-	912	912
Reduction in provision	-	(855)	(859)	(9,486)	(11,200)
Payments against provisions	(4,302)	(225)	(7,717)	(385)	(12,629)
Balance as at 31 December 2006	24,340	345	2,745	12,135	39,565
Current	4,701	45	2,745	117	7,608
Non-current	19,639	300	-	12,018	31,957
	24,340	345	2,745	12,135	39,565
Balance as at 1 January 2005	18,384	1,315	2,391	17,134	39,224
Additional provisions recognised	22,057	-	1,237	2,296	25,590
Payments against provisions	(16,530)	-	(710)	(790)	(18,030)
Balance as at 31 December 2005	23,911	1,315	2,918	18,640	46,784
Current	5,757	565	2,918	480	9,720
Non-current	18,154	750	-	18,160	37,064
	23,911	1,315	2,918	18,640	46,784

Employee benefits	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000
The aggregate employee benefits liability, including on costs is comprised of:			
Provisions (current):			
- annual leave	8,153	2,241	-
- superannuation	88	51	-
Total current	8,241	2,292	-
Provisions (non-current):			
- superannuation	39,048	36,720	-
Total non -current	39,048	36,720	-
Total employee benefits liability	47,289	39,012	-
Employee numbers			
Number of employees as at 31 December	3,463	2,518	-

18. Defined benefit superannuation plan

The parent entity, Dyno Nobel, has no employees and therefore does not support any defined benefit post-employment plans. Accordingly the disclosure detailed below relates to the consolidated entity.
The consolidated entity operates a number of defined benefit plans to provide benefits for employees and their dependants on retirement, disability or death.
In America, several defined benefit pension plans are in operation.
Contributions to the plans are determined by actuarial valuation using the projected unit credit cost method.
Following the acquisition of ETI the consolidated entity acquired three defined benefit plans.
Separate plans cover non-union employees and union employees.
During the year the consolidated entity made employer contributions of US$15.8 million (2005:US$12.2 million) to the funds.
The consolidated entity expects to make a contribution of US$16.5 million in 2007.
The key assumptions and amounts recognised in the income statement and balance sheet for the American' funded defined benefit plan are set out below:

American Defined benefit plan-funded	2006 %	2005 %
Key assumptions		
Discount rates	5- 6	6
Expected return on plan assets	7 -8	8
Expected rates of salary increase	2-3.7	3.27

Amounts recognised in the income statement in respect of these defined benefit plans are as follows:

	Consolidated	
	2006 US$'000	2005 US$'000
Current service cost	5,287	4,651
Interest cost	9,868	6,903
Expected return on plan assets	(9,868)	(6,625)
Actuarial losses and prior service costs	948	911
Plan changes [1]	3,132	-
Other	317	-
Net curtailment or settlement gains on plan changes	(7,115)	-
Total	2,569	5,840

[1] *US$2 6 million of these costs have been included in accruals*

The charge for the year is included in: Other employment benefit expenses.

	Consolidated	
	2006 US$'000	2005 US$'000
The amount included in the balance sheet arising from the entity's obligations in respect of its defined benefit plan is as follows:		
Present value of funded defined benefit obligations	185,596	137,403
Fair value of plan assets	(146,938)	(95,615)
Deficit	38,658	41,788
Net actuary losses not recognised	(8,658)	(8,855)
Past service costs not recognised	(550)	(3,298)
Net liability arising from defined benefit obligation	29,450	29,635

	Consolidated	
	2006	2005
	US$'000	US$'000

18. Defined benefit superannuation plan (cont)

Movements in the present value of the defined benefit obligations in the current period were as follows:

	2006 US$'000	2005 US$'000
Opening defined benefit obligation	137,403	119,542
Current service cost	5,287	4,651
Interest cost	9,868	6,903
Net curtailment [1]	(7,115)	416
Plan changes	438	-
Actuarial losses/(gains)	(909)	911
Benefits paid	(7,269)	(4,476)
Other	218	9,456
Business combinations	47,675	-
Closing defined benefit obligations	185,596	137,403

[1] *During the year the plan liabilities were remeasured effectively reducing the projected benefit obligations.*

Movements in the present value of the plan assets in the current period were as follows:

	2006 US$'000	2005 US$'000
Opening fair value of plan assets	95,615	83,881
Expected return on plan assets	9,868	4,010
Actuarial gains	3,429	-
Contributions from the employer	15,444	12,200
Benefits paid	(7,269)	(4,476)
Business combinations	29,851	-
Closing fair value of assets	146,938	95,615

The analysis of the plan assets and the expected rate of return at the balance sheet date is as follows

	Fair value of plan assets	
	2006	2005
	US$'000	US$'000
Equity instruments	13,112	60,849
Debt instruments	84,698	29,947
Property	6,399	4,819
Cash	723	-
Other	42,006	-
Fair value of assets	146,938	95,615

The actual return on plan assets was US$13.457 million (2005: US$4.01 million).

The overall expected rate of return on assets is determined by weighting the expected long term rate of return by each asset class.

The plan assets do not include any ordinary shares of the Dyno Nobel and no entity within the group occupies property owned by a defined benefit plan.

	Consolidated	
	2006 US'000	2005 US$'000

18. Defined benefit superannuation plan (cont)

The history of experience adjustments is as follows:

Experience adjustments on plan liabilities	(913)	911
Experience adjustments on plan assets	3,429	(144)

The consolidated entity also sponsors American unfunded post-retirement benefit plans that principally provide health care benefits for employees. The estimated costs of retiree benefit payments are accrued during the years the employee provides service.

American defined benefit plan- unfunded	2006 %	2005 %
Key assumptions		
(expressed as weighted average)		
Discounted rate	5-6	6
Expected rate of salary increase	2-2.5	3.27

Amounts recognised in the income statement in respect of these defined benefit plans are as follows:

	Consolidated	
	2006 US'000	2005 US$'000
Current service cost	76	26
Interest cost	396	342
Actuarial losses/(gains) and prior service costs	(113)	(37)
Changes in plan	(489)	-
Total	(130)	331

The charge for the year is included in Other employment benefit expenses.

Movement in the present value of the defined benefit obligations in the current period were as follows:

Opening defined benefit obligation	4,206	3,294
Current service cost	76	26
Interest cost	396	342
Contributions from plan participants	379	377
Plan change	(489)	-
Actuarial (gains)	(113)	(37)
Benefits paid	(824)	(653)
Other	(96)	857
Business combinations	3,914	-
Closing defined benefit obligations	7,449	4,206
Net unrecognised gains	2,148	2,879
Net liability arising from defined benefit obligation	9,597	7,085

	Consolidated	
	2006 US$'000	2005 US$'000
18. Defined benefit superannuation plan (cont)		
The liability is disclosed in the balance sheet as follows:		
Current liability: accruals	2,600	-
Non-current liability: employee benefits and post-retirement obligations		
Funded defined benefit plan	29,450	29,635
Unfunded defined benefit plan	9,597	7,085
	39,047	36,720

The consolidated entity also provides company sponsored plans for employees in Australia. The benefits are provided either a defined benefit basis or a defined contribution basis.

This defined benefit superannuation plan is a funded plan. The superannuation plan computes their obligations in accordance with actuarial valuation using the projected unit credit cost method.

The net surplus determined in the plans most recent financial report, being the report for the year ended 31 December 2006 was A$86,000 (US$59,000), (2005:A$94,000 (US$69,000).

Funding recommendations are made by the actuaries based on their forecast of various matters, including future plan assets performance, interest rates, and salary increases.

The consolidated entity has a legal liability to make up a deficit in the plan but no legal right to any surplus in the plan to further its own interests.

No contributions were made to the defined benefit plan as the plan was in net surplus.

The consolidated entity contributed US$2.19 million to the defined contribution plan.

The expected contribution for 2007 is US2.27 million.

	Parent
	2006
	No. '000

19 Share capital

(a) Share capital

Ordinary shares, fully paid	805,942

(b) Movements in ordinary shares

Balance at beginning of year	-
Issued during the year to previous holders of equity	350,196
Issued at float	455,746
Balance at the end of the year	805,942

(c) Terms and conditions of issued capital

Ordinary shares have the right to receive dividends as declared and in the event of the winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number and amounts paid on the shares held. Ordinary shares entitle the holder to one vote, either in person or by proxy, at a meeting of the Company.

	Parent
	2006
	No '000
(d) Movement in convertible redeemable preference shares	
Balance at beginning of the year	-
Issued to previous holders of equity and management	244,746
Redeemed during the year	(244,746)
Balance at the end of the year	-

Preference shares were redeemed on 12 April 2007 for A$2.37 per share. The share redemption, for consideration of $US418.6m was funded from the IPO proceeds.

Share options issued under the ESOP

On 7 April 2006, Dyno Nobel issued 19,625,000 and on 31 May a further 523,532 share options over ordinary shares under an executive share option plan. These options have a fair value at grant date of A$5.8 million (US$4.2 million).

As at 31 December 2006 the share options are unvested. Share options granted under ESOP carry no rights to dividends and no voting rights. Further details of ESOP are contained in Note 32.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000
20. Reserves			
Asset revaluation	1,353	-	-
Foreign currency translation	15,694	4,754	-
Employee equity-settled benefits	2,522	-	2,522
Hedging	(343)	(292)	-
Other	(6,050)	-	-
	13,176	4,462	2,522

(a) Asset revaluation reserve			
Balance at beginning of financial year	-	-	-
Increase arising from acquisition of remaining shares in investments that were being accounted for using the equity method	2,255	-	-
Deferred tax liability arising on revaluation	(902)	-	-
Balance at end of financial year	1,353	-	-

The asset revaluation reserve arises on the revaluation of property, plant and equipment arising from the fair value increases recorded upon the full acquisition of the available shares in two entities, Minnesota Explosives, Inc and Dyno East Kentucky, Inc. These entities were previously accounted for using the equity method.

(b) Foreign currency translation reserve			
Balance at beginning of financial year	4,754	(30,710)	-
Translation of foreign operations	4,785	(24,272)	-
Transfer on disposal of business	-	59,736	-
Increase arising from change in functional currency of DNHASA	6,155	-	-
Balance at end of financial year	15,694	4,754	-

Exchange differences relating to the translation to US dollars, being the presentation currency of the financial report from local currencies are brought to account by entries made directly to the foreign currency translation reserve.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000
(c) Employee equity-settled benefits reserve			
Balance at beginning of financial year	-	-	-
Share-based payment	2,522	-	2,522
Balance at end of financial year	2,522	-	2,522

The employee equity-settled benefits reserve arises on the grant of share options to executives under the executive share option plan. Amounts are transferred out of the reserve and into issued capital when the options are exercised.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000
(d) Hedging reserve			
Balance at beginning of financial year	(292)	-	-
Gain/(loss) recognised:			
Forward exchange contracts	242	(292)	-
Interest rate swaps	(293)	-	-
Balance at end of financial year	(343)	(292)	-

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in profit or loss when the hedged transaction impacts the profit or loss, or is included as a basis adjustment to the non-financial hedged item, consistent with the applicable accounting policy.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000
(e) Other reserves			
Balance at beginning of financial year	2,729	16,889	-
Profit attributable to minority interest	38	3,712	-
Reduction in minority interest on disposal of business	-	(17,872)	-
Acquisition of minority interests*	(8,741)		
Balance at end of financial year	(5,974)	2,729	-

Included in other reserves is the excess purchase consideration arising from the acquisition of the minority interest in Dyno Nobel Canada, Inc and St Lawrence Explosives, Inc.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000

21. Retained earnings

	2006 US$'000	2005 US$'000	2006 US$'000
Balance at beginning of financial year	467,966	(36,988)	-
Net profit attributable to members of the entity	83,288	509,780	400
Dividends provided for or paid (note 23)	(648,218)	(4,826)	-
Balance at end of financial year	(96,964)	467,966	400

	Consolidated	
	2006	2005
	US Cents per share	US Cents per share

22. Earnings per share

Basic earnings per share		
From continued operations	9.99	3.79
From discontinued operations	0.36	59.47
Total basic earnings per share	10.35	63.26
Diluted earnings per share		
From continued operations	9.99	3.79
From discontinued operations	0.36	59.47
Total diluted earnings per share	10.35	63.26

Basic earnings per share	**2006**	**2005**
The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share:	**US$'000**	**US$'000**
Earnings (a)	83,288	509,779
Earnings for continued operations (a)	80,493	30,509

	2006	**2005**
	No.'000	**No.'000**
Weighted average number of ordinary shares for the purposes of basic earnings per share (b),(c)	805,942	805,942

(a) earnings used in the calculation of total basic earnings per share and diluted earnings per share from continuing operations reconciles to net profit in the income statement as follows:

	2006	**2005**
	US$'000	**US$'000**
Earnings used in the calculation of basic EPS	83,288	509,779
Adjustment to exclude profit from discontinued operations:		
Operating loss	-	10,912
Gain on disposal of operations	(2,795)	(490,182)
Earnings used in the calculation of basic EPS from continuing operations	80,493	30,509

	Consolidated	
	2006 US cents per share	2005 US cents per share

22. Earnings per share (cont)

Diluted earnings per share	2006	2005
The earnings and weighted average number of ordinary shares used in the calculation of diluted earnings are as follows:	US$'000	US$'000
Earnings (a)	83,288	509,779
Earnings for continued operations (a)	80,455	34,221
	No.'000	No.'000
Weighted average number of ordinary shares for the purposes of diluted earnings per share (b,(c)	805,972	805,942
(a) earnings used in the calculation of total diluted earnings per share and diluted earnings per share from continuing operations reconciles to net profit in the income statement as follows:		
	US$'000	US$'000
Earnings used in the calculation of diluted EPS	83,288	509,779
Adjustment to exclude profit from discontinued operations		
Operating loss	-	10,912
Gain on disposal of operations	(2,795)	(490,182)
Earnings used in the calculation of diluted EPS from continuing operations	80,493	30,509
(b) the weighted average number of ordinary shares for the purpose of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:	No.'000	No.'000
Weighted average number of shares used in the calculation of basic EPS	805,942	805,942
Potential shares	30	-
Weighted average number of ordinary shares used in the calculation of diluted EPS	805,972	805,942

(c) In accordance with the reverse acquisition rules set out in AASB 3, the weighted average number of ordinary shares outstanding during the year is deemed to be the number of ordinary shares issued by the legal parent, Dyno Nobel, pursuant to the acquisition of the legal subsidiary, Dyno Nobel Holdings ASA.

Dyno Nobel granted 19,625,000 options under an ESOP on 7 April 2006. These potential ordinary shares are not dilutive as at 31 December 2006 and are therefore excluded from the weighted average of ordinary shares for the purposes of calculating dilutive earnings per share.

Cumulative redeemable preference shares were issued and bought back during the year. They have not been included in the determination of basic or diluted earnings per share as no shares were on issue at 31 December 2006.

Also pursuant to the prospectus, certain members of the management team are entitled to a further allocation of shares, to be funded in the main by the previous holders of equity of Dyno Nobel Holdings ASA, if the statutory forecast for 2006 is achieved. The allocation of any shares follows announcement of the results for the year ended 31 December 2006.The number of shares to be allotted is 1,251,686.

The dilutive effect has been included in the above calculation.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000
23. Dividends			
Dividends – Post IPO	-	-	-
Dividends paid out of pre IPO retained earnings[1]	648,218	4,825	-

[1] On 13 March 2006, the Directors of Dyno Nobel Holdings ASA declared and paid two dividends, being US$149 million ($5.31 per share) and US$499.2 million ($17.80 per share) as part of the group restructure transactions occurring prior to the IPO. The calculation of dividend per share is based on the number of Dyno Nobel Holding ASA ordinary shares outstanding at the date of payment.

The directors of Dyno Nobel have determined to pay an unfranked dividend of AUD 2.8 cents per share on 27 April 2007. This dividend equates to 45% of consolidated net profit after tax, for the half-year ended 31 December 2006. The record date for the dividend is 3 April 2007. The Board has also determined to commence operation of the Company's dividend reinvestment plan ("DRP") and eligible shareholders will be able to participate in the DRP in relation to the dividend. The DRP is optional and an information booklet and application form will be provided to shareholders for their consideration in advance of the record date. Completed application forms must be received by the Company by no later than 5.00pm (Sydney time) on 3 April 2007 in order to be effective.

The directors of Dyno Nobel did not determine to pay a dividend during the reporting period.

24. Contingent assets and liabilities

Dyno Nobel is currently a party to a number of unresolved litigation cases and disputes and may be exposed to potential legal and other claims or disputes in the future with respect to its operations and in relation to claims arising out of the operations of certain recently acquired businesses. Current outstanding claims include personal injury claims arising out of alleged defective products, personal injury claims by employees hurt in the course of transporting products, claims for property damage as a result of the group's blasting activities and environmental remediation claims and actions brought against the group by third parties or relevant government agencies. The group maintains insurance that may cover all or a portion of any losses arising out of current and outstanding claims, and the group may be indemnified by the former owners of certain recently acquired businesses for certain of the outstanding claims.

Based on the information currently available, Dyno Nobel is not aware of any circumstance that is likely to lead to a material exposure in respect of known outstanding claims.

25. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

Name of entity		Country of incorporation	Class of shares	Equity holding 2006	2005[1]
				%	%
Dyno Nobel Holding ASA		Norway	Ordinary	100	0
Industrial Investments Australia Finance Pty Ltd	3	Australia	Ordinary	100	0
Dyno Nobel Management Pty Ltd	3	Australia	Ordinary	100	0
Te Moana Insurance Limited		New Zealand	Ordinary	100	0
Dyno Nobel Holdings USA II Inc.		USA	Ordinary	100	100
Dyno Nobel Holdings USA Inc.		USA	Ordinary	100	100
Dyno Nobel Inc.		USA	Ordinary	100	100
ETI Holdings Corp.	2	USA	Ordinary	100	0
ETI Canada Inc.	2	USA	Ordinary	100	0
ETI Export Inc.	2	USA	Ordinary	100	0
American East Explosives, Inc.	2	USA	Ordinary	100	0
Dyno East Kentucky, Inc.	3	USA	Ordinary	100	50
St Lawrence Explosives Corp.	3	USA	Ordinary	100	82
Hall Explosives, Inc.	3	USA	Ordinary	100	82
DNX Drilling Inc. (formerly South Miami Heavy Equipment Inc.)	3	USA	Ordinary	100	0
Dyno Nobel Transportation Inc.		USA	Ordinary	100	100
IRECO Holdings Company		USA	Ordinary	100	100
Simsbury Hopmeadow Street LLC		USA	Ordinary	100	100
Tech Real Estate LLC		USA	Ordinary	100	100
Mt. State Bit Services, Inc.	3	USA	Ordinary	100	0
SLJ Drill Services, Inc.	3	USA	Ordinary	100	0
Minnesota Explosives Company	3	USA	Ordinary	100	55
John W.Angelini Blasting, Inc.	3	USA	Ordinary	100	0
CMMPM, LLC		Mexico	Ordinary	100	100
CMMPM, L.P.		Mexico	Ordinary	100	100
Compania Mexicana de Mecha para Minas S.A. de C.V.		Mexico	Ordinary	100	100
Dyno Nobel Canada Inc.		Canada	Ordinary	100	100
Western Explosives Ltd.		Canada	Ordinary	100	100
Dyno Nobel Nitrogen, Inc.		Canada	Ordinary	100	100
Dyno Nobel Nunavut Inc.		Canada	Ordinary	100	100
Alberta Ltd.		Canada	Ordinary	100	100
Independent Explosives Co. of Penna	4	USA	Ordinary	100	100
IR Inc.	4	USA	Ordinary	100	100
Dyno Nobel Asia Pacific Limited	5	Australia	Ordinary	100	100
Dampier Nitrogen Pty Ltd	3	Australia	Ordinary	100	50
Dyno Nobel Ammonia Pty Ltd	5	Australia	Ordinary	100	100
Dyno Nobel Morua Pty Ltd	5	Australia	Ordinary	100	100
Dyno Nobel Moranbah Pty Ltd	3	Australia	Ordinary	100	0

25. Subsidiaries (cont)

Name of entity		Country of incorporation	Class of shares	Equity holding 2006	2005
Dyno Nobel Administration Pty Ltd	5	Australia	Ordinary	100	100
DNX Australia Pty Ltd (formerly CBS Explosives Pty Limited)		Australia	Ordinary	100	100
Prime Manufacturing Ltd	4	NZ	Ordinary	75	75
Dampier Urea Pty Ltd	3,4	Australia	Ordinary	100	0
Dampier Ammonia Pty Ltd	3,4	Australia	Ordinary	100	50
Plenty River Ammonia Holdings Pty Ltd	3,4	Australia	Ordinary	100	0
DN Investments Pty Ltd	4,5	Australia	Ordinary	100	100
Dyno Nobel Superannuation Pty Ltd	3	Australia	Ordinary	100	0
Dyno Nobel Holdings Australia Pty Ltd	4,5	Australia	Ordinary	100	100
MSI Explosives Pty Ltd	4,5	Australia	Ordinary	100	100
CBS Water Gel Explosives Pty Ltd	4,5	Australia	Ordinary	100	100
Dyno Nobel Nitrates Pty Limited	4,5	Australia	Ordinary	100	100

[1] *Due to the application of reverse acquisition accounting, the interest in the subsidiaries shown in the comparatives has been taken as the interest held by the legal subsidiary, Dyno Nobel Holding ASA.*
[2] *The ETI group was acquired in February 2006.*
[3] *An interest in these entities was acquired or increased in 2006.*
[4] *These entities were dormant during 2006.*
[5] *These entities are a member of the Australian tax-consolidated group. of a tax.*

26. Changes in the composition of the entity

a) Acquisition of Dyno Nobel Holdings ASA by Dyno Nobel

Effective 5 April 2006, Dyno Nobel acquired 100% of the shares in Dyno Nobel Holding ASA for US$1,475.2 million through the issuance of a loan note for US$1,011 million and the assumption of debt of US$464 million. To settle the loan note purchase consideration, Dyno Nobel issued 346,339,156 ordinary shares for US$592 million, and a further 244,746,106 convertible redeemable preference shares for US$418 million. Through an IPO on the Australian Stock Exchange on 7 April 2006, Dyno Nobel issued a further 455,746,221 ordinary shares for A$1,048 million (US$779 million less transaction costs and associated tax benefit of US$24 million). The proceeds from the IPO were used to reduce debt and redeem the convertible redeemable preference shares.

In accordance with AASB 3 'Business Combinations' the acquisition of Dyno Nobel Holding ASA by Dyno Nobel was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holding ASA. Accordingly, comparative information is provided for the balance sheet and related information as at 31 December 2005 and the income statement, statement of cash flows, statement of changes in equity and related information for the year to 31 December 2005.

As a result:

- the retained earnings of the consolidated group represent the retained earnings of Dyno Nobel Holding ASA from the date of its incorporation, plus the results of other combining entities from the date of acquisition of the Group. Dyno Nobel Holding ASA's retained earnings at the date of the business combination are not available for the payment of dividends to the shareholders of Dyno Nobel;
- the consolidated balance sheet comprises the existing consolidated net assets of Dyno Nobel Holding ASA and its controlled entities measured at their historical cost (rather than fair value), plus the fair value of the net assets of the other combining entities; and
- the financial report includes comparatives for the Dyno Nobel Holding ASA group, including those discontinued operations sold as part of the restructure process.

26. Changes in the composition of the entity (cont)

b) Current year business acquisitions

During the year, the group made the following business acquisitions:

Name of entity	ETI Holdings Corp
% Acquired	100%
Date of acquisition	14 February 2006
Principal activity	Explosives manufacturer and distributor

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination	**Fair value adjustments**	**Fair value [2]**
	US$'000	US$'000	US$'000
ASSETS			
Cash and cash equivalents	2,053	-	2,053
Receivables	16,709	-	16,709
Inventories	12,867	-	12,867
Prepayments	6,381	-	6,381
Property, plant and equipment	30,993	3,097	34,090
Intangibles	208	9,492	9,700
Deferred tax assets	1,363	8,536	9,899
Other	5,365	(3,218)	2,147
TOTAL ASSETS	75,939	17,907	93,846
LIABILITIES			
Payables	22,497	-	22,497
Provisions	-	1,271	1,271
Retirement benefit obligations	19,440	4,603	24,043
Other	1,970	-	1,970
TOTAL LIABILITIES	43,907	5,874	49,781
NET ASSETS	32,032	12,033	44,065
Goodwill arising on acquisition[1]			28,849
Cash consideration paid			72,914
Contributed revenue[3]			75,879
Net loss after tax[3]			(679)

[1] Goodwill is attributable to the acquired entity's strong position in trading, manufacture and sale of commercial explosives and the strategic advantages and synergies expected to arise as a result of the acquisition.
[2] The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.
[3] Revenue and profit for the acquired entity have not been disclosed as if the business combination had occurred from the beginning of the year. The information is not readily available as Dyno Nobel would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition, and excludes profit arising from the integration and transfer of heritage ETI assets and liabilities, into the Dyno Nobel North America business.

26. Changes in the composition of the entity (cont)

Name of entity	Dyno East Kentucky, Inc.
% Acquired	Dyno Nobel acquired the remaining 50% from a joint venture partner
Date of acquisition	28 February 2006
Nature of business	Explosives distributor

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination	Fair value adjustments	Fair value [2]
	US$'000	US$'000	US$'000
ASSETS			
Receivables	3,583	-	3,583
Inventories	718	-	718
Other financial assets	219	-	219
Property, plant and equipment	813	926	1,739
Other	-	900	900
TOTAL ASSETS	5,333	1,826	7,159
LIABILITIES			
Bank overdraft	112	-	112
Payables	2,802	-	2,802
Provisions	378	-	378
Deferred tax liability	(68)	396	328
TOTAL LIABILITIES	3,224	396	3,620
NET ASSETS	2,109	1,430	3,539
Asset revaluation reserve[4]			(463)
Goodwill arising on acquisition[1]			5,924
Cash consideration paid			9,000
Contributed revenue[3]			14,271
Net profit after tax[3]			586

[1] Goodwill is attributable to the acquired entity's strong position and profitability in trading in the sale of commercial explosives and related services market and the strategic advantages expected to arise as a result of the acquisition.
[2] The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.
[3] Revenue and profit for the acquired entity have not been disclosed as if the business combination had occurred from the beginning of the year. The information is not readily available as Dyno Nobel would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.
[4] In accordance with AASB 3, where a business combination is achieved in stages, each transaction is treated separately using cost and fair value information at the date of each exchange transaction.

26. Changes in the composition of the entity (cont)

Name of entity	Minnesota Explosives Company
% Acquired	Dyno Nobel acquired the remaining 45% from a joint venture partner
Date of acquisition	1 November 2006
Principal activity	Explosives manufacturer and distributor

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination	Fair value adjustments	Fair value [2]
	US$'000	US$'000	US$'000
ASSETS			
Cash and cash equivalents	135	-	135
Receivables	1,225	-	1,225
Inventories	538	-	538
Prepayments	299	-	299
Property, plant and equipment	1,478	271	1,749
Other	18	-	18
Intangibles	-	1,350	1,350
TOTAL ASSETS	3,693	1,621	5,314
LIABILITIES			
Payables	548	-	548
Tax	324	-	324
Provisions	16	-	16
Deferred tax liability	-	574	574
TOTAL LIABILITIES	888	574	1,462
NET ASSETS	2,805	1,047	3,852
Asset revaluation reserve [4]			(890)
Goodwill arising on acquisition[1]			738
Cash consideration paid			3,700
Contributed revenue[3]			6,531
Net profit after tax[3]			402

[1]Goodwill is attributable to the acquired entity's strong position in trading, manufacture and sale of commercial explosives and the strategic advantages and synergies expected to arise as a result of the acquisition.
[2] The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.
[3]Revenue and profit for the acquired entity have not been disclosed as if the business combination had occurred from the beginning of the year. The information is not readily available as Dyno Nobel would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.
[4] In accordance with AASB3, where a business combination is achieved in stages, each transaction is treated separately using cost and fair value information at the date of each exchange transaction.

26. Changes in the composition of the entity (cont)

Name of entity	Mt. State Bit Services, Inc.
% Acquired	100%
Date of acquisition	1 December 2006
Principal activity	Drilling and blasting operations

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination	Fair value adjustments	Fair value [2]
	US$'000	US$'000	US$'000
ASSETS			
Cash and cash equivalents	73	-	73
Receivables	1,962	-	1,962
Inventories	664	-	664
Prepayments	7	-	7
Property, plant and equipment	137	2,313	2,450
Intangibles	-	1,125	1,125
Other	252	-	252
TOTAL ASSETS	3,095	3,438	6,533
LIABILITIES			
Payables	1,399	-	1,399
Provisions	18	-	18
Deferred tax liability	923	-	923
Other	-	209	209
TOTAL LIABILITIES	2,340	209	2,549
NET ASSETS	755	3,229	3,984
Goodwill arising on acquisition[1]			1,406
Cash consideration paid			5,390
Contributed revenue[3]			1,259
Net profit after tax[3]			16

[1]Goodwill is attributable to the acquired entity's strong position and profitability in trading in the sale of commercial explosives and related services market and the strategic advantages expected to arise as a result of the acquisition.
[2] The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.
[3]Revenue and profit for the acquired entity have not been disclosed as if the business combination had occurred from the beginning of the year. The information is not readily available as Dyno Nobel would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.

26. Changes in the composition of the entity (cont)

Name of entity	SJL Drill Services, Inc.
% Acquired	100%
Date of acquisition	1 December 2006
Principal activity	Drilling and blasting operations

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination	Fair value adjustments	Fair value [2]
	US$'000	US$'000	US$'000
ASSETS			
Cash and cash equivalents	38	-	38
Receivables	345	-	345
Inventories	394	-	394
Property, plant and equipment	58	1,855	1,913
Intangibles	-	270	270
TOTAL ASSETS	835	2,125	2,960
LIABILITIES			
Payables	811	-	811
Deferred tax liability	-	1,024	1,024
TOTAL LIABILITIES	811	1,024	1,835
NET ASSETS	24	1,101	1,125
Goodwill arising on acquisition[1]			1,885
Cash consideration paid			3,010
Contributed revenue[3]			189
Net profit after tax[3]			23

[1]Goodwill is attributable to the acquired entity's strong position and profitability in trading in the sale of commercial explosives and related services market and the strategic advantages expected to arise as a result of the acquisition.
[2] The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.
[3]Revenue and profit for the acquired entity have not been disclosed as if the business combination had occurred from the beginning of the year. The information is not readily available as Dyno Nobel would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.

26. Changes in the composition of the entity (cont)

Name of entity	Industrial Investments Australia Finance Pty Ltd
% Acquired	100%
Date of acquisition	5 April 2006
Principal activity	Finance company

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination	Fair value adjustments	Fair value[1]
	US$'000	US$'000	US$'000
ASSETS			
Trade and other receivables	787,977	-	787,977
Other financial assets	4,955	-	4,955
TOTAL ASSETS	792,932	-	792,932
LIABILITIES			
Overdraft	17	-	17
Borrowings	775,465	-	775,465
Deferred tax liabilities	2	-	2
Other liabilities	14,248	-	14,248
TOTAL LIABILITIES	789,732	-	789,732
NET ASSETS	3,200	-	3,200
Goodwill arising on acquisition			-
Settled via non-cash transaction as part of pre - IPO restructure			3,200

[1]*The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.*

c) Current year business acquisitions

Effective 7 February 2006, the group acquired the assets and liabilities of the Spanish Fork business. This transaction completed the Ensign Bickford acquisition that originated in May 2003. The net consideration paid was US$9.5 million and this created goodwill of US$2.8 million.

On 1 September 2006, the group acquired the drilling assets and related operations of John W. Angelini Blasting Inc. The acquisition supplements the group's growing drilling and blasting divisions, following the earlier acquisition in February of South Miami Heavy Equipment Inc. The net considerations paid were US$15.0 million. No goodwill was created on these acquisitions.

In addition, during the year the group acquired the remaining minority interests in St Lawrence Explosives, Inc. for US$2.7 million.

27. Segment reporting

(a) Business and geographical segments

The consolidated entity operates in only one segment of business, namely the manufacture and sale of commercial explosives and related accessories to mining, quarrying and construction industries. The consolidated entity operates in two geographical segments, North America and Australia.

2006 Primary reporting format-geographical	North America US$'000	Australia US$'000	Other US$'000	Unallocated US$'000	Total US$'000
Sales to external customers	1,011,723	216,059	-	-	1,227,782
Other	11,470	44	-	-	11,514
Total segment revenue	1,023,193	216,103	-	-	1,239,296
Segment result	117,964	15,696	-	-	133,660
Share of joint venture result	7,875	4,583	(5,506)	-	6,952
	125,839	20,279	(5,506)	-	140,612
Unallocated net financial costs	-	-	-	-	(27,022)
Profit from continuing operations before income tax	-	-	-	-	113,590
Income tax expense	-	-	-	-	(33,135)
Profit from continuing operations	-	-	-	-	80,455
Segment assets [1]	713,306	145,673	-	145,379	1,004,358
Segment liabilities [1]	196,204	57,017	-	521,815	775,036
Acquisition of assets	84,262	34,808	-	-	119,070
Carrying amount of investments accounted for using the equity method [2]	30,508	22,191	988	-	53,687
Depreciation and amortisation	28,800	5,900	-	-	34,700

2005 Primary reporting format-geographical	North America US$'000	Australia US$'000	Other US$'000	Unallocated US$'000	Total US$'000
Sales to external customers	761,855	202,262	-	-	964,117
Other	4,886	-	-	-	4,886
Total segment revenue	766,741	202,262	-	-	969,003
Segment result	31,668[3]	(6,517)[3]	-	-	25,151
Share of joint venture result	4,779	176	(3,715)	-	1,240
	36,447	(6,341)	(3,715)	-	26,391
Unallocated net financial costs	-	-	-	-	23,099
Profit from continuing operations before income tax	-	-	-	-	49,490
Income tax expense	-	-	-	-	(15,269)
Profit from continuing operations	-	-	-	-	34,221
Segment assets [1]	542,849	121,568	-	588,459	1,252,876
Segment liabilities [1]	157,021	52,554	-	124,449	334,024
Acquisition of assets	50,591	7,658	-	-	58,249
Carrying amount of investments accounted for using the equity method [2]	27,212	16,560	5,582	-	49,354
Impairment losses	2,495	-	-	-	2,495
Depreciation and amortisation	28,570	6,629	-	-	35,199

[1] Segment assets liabilities are those operating assets liabilities, such as trade receivables/payables and property, plant and equipment that are employed by a segment in its operating activities. Assets not directly employed, such as tax assets/liabilities and finance related assets liabilities are shown as unallocated.

[2] The carrying amount of investment accounted for using the equity methods is included in total segment asset.

[3] The 2005 segment result includes items of a non recurring nature including share based payments arising from a change in ownership

28. Discontinued operations

During 2005, the consortium that owned Dyno Nobel Holdings ASA separated the entity into two business groups, being those entities retained and ultimately acquired by Dyno Nobel and those entities, being substantially the businesses in Latin America, Asia, Europe, Middle East and Africa, that were ultimately sold to Orica Limited. The latter businesses have been disclosed as discontinued operations within the 2005 comparative information. The aggregate results of this sale was recognised in the year ended 31 December 2005 are set out below. Included in the sale were certain contracts in Asia and Mexico. This sale was contingent on prescribed conditions being met. These conditions were satisfied in 2006 and the profit on the sale has been recognised in the year ended 31 December 2006.

Financial information for the discontinued operations is shown below:

	Consolidated	
	2006	2005
	US$'000	US$'000
Revenue	-	330,288
Other income	-	-
Expenses	-	(334,158)
Profit before income tax	-	(3,870)
Income tax expense	-	(7,042)
Profit after tax for discontinued operations	-	(10,912)
Gain on sale of Asian and Mexican contracts before income tax [1]	4,766	490,182
Income tax expense	(1,971)	-
Gain on sale of the operations after income tax	2,795	490,182
Profit from discontinued operations	2,795	479,270

[1]The group lost control of the discontinued operations on 30 November 2005 and consequently the profit on sale was recorded at that date, except for those contracts noted above that were not transferred until the year ended 31 December 2006 and the profit recorded in the current year period.

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000

29. Commitments for expenditure

(a) Capital expenditure commitments

	Consolidated 2006 US$'000	Consolidated 2005 US$'000	Parent 2006 US$'000
Plant and equipment			
Not longer than 1 year	185,000	2	-
Longer than 1 year and not longer than 5 years	170,000	-	-
Longer than 5 years	-	-	-
	355,000	2	-

The Company has long-term capital commitments in relation to the construction of a new AN facility in Queensland, Australia and the expansion of an existing facility in Wyoming, USA.

(b) Long-term supply contracts

	Consolidated 2006 US$'000	Consolidated 2005 US$'000	Parent 2006 US$'000
Not longer than 1 year	160,464	114,269	-
Longer than 1 year and not longer than 5 years	70,235	278,846	-
Longer than 5 years	-	-	-
	230,699	393,115	-

Long-term supply contracts have been entered into for the purchase of ammonium nitrate, natural gas and other raw materials

(b) Non-cancellable operating lease commitments

	Consolidated 2006 US$'000	Consolidated 2005 US$'000	Parent 2006 US$'000
Not longer than 1 year	11,843	6,560	-
Longer than 1 year and not longer than 5 years	17,411	21,064	-
Longer than 5 years	3,110	2,753	-
	32,364	30,377	-

30. Related party disclosures

(a) Equity interests in related parties

Equity interests in subsidiaries
Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 25 to the financial statements.

Equity interests in jointly controlled entities ventures
Details of interests in jointly controlled entities are disclosed in note 11 to the financial statements.

(b) Transactions with key management personnel
i. Key management personnel compensation
Key management personnel compensation are disclosed in note 31 to the financial statements.

ii. Loans to key management personnel.
There are no loans to key management personnel.

iii. Key management personnel equity holdings
Key management personnel equity holdings are disclosed at note 31 of the finanancial statements.

iv. Other transactions with key management personnel of the group
Transactions with previous owners of the Dyno Nobel Holdings ASA are disclosed in note 31 of the financial statements.

(c) Transactions with other related parties
Other related parties include:

- the parent entity
- subsidiaries
- jointly controlled entities
- other related parties

(d) Transactions with controlled entities
iTransactions between Dyno Nobel and its controlled entities in the year included:

	Parent
	US$'000
Management fees	2,865
Loans from related parties	2,633
Loans to related parties	7,410

All the above transactions with controlled entities are made on normal commercial terms and conditions in the ordinary course of business.
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly owned group:

30. Related party disclosures (cont)

	Consolidated	Parent	
	2006	2005	2006
	US$'000	US$'000	US$'000
(ii)Dividend Revenue	-	-	-
(iii) Other related party transactions			
Dividend received			
Jointly controlled entities and related parties	1,071	-	-
Other revenue			
Jointly controlled entities and related parties	7,265	1,470	-
Sale of goods to jointly controlled entities			
Jointly controlled entities and related parties	286,149	235,469	2,865
Purchase of goods and services			
Jointly controlled entities and related parties	60,095	49,451	-
Corporate overhead			
Jointly controlled entities and related parties	-	2,100	-
Defined contribution plan			
Jointly controlled entities and related parties	2,190	3,078	-
Interest income received			
Jointly controlled entities and related parties	1,523	1,382	-
Interest expense			
Jointly controlled entities and related parties	1426	27,781	-

Additional relevant related party disclosures are shown throughout the notes to the financial statements as follows:

Category	Note
Trade and other receivables	7,33
Borrowings	16,33
Loans(to)/from related parties	Cash flow statement

(d) Dyno Nobel Limited is the ultimate parent company.

31. Key management personnel

(a) Directors

The following persons were directors of Dyno Nobel during the financial year:

(i) Chairman- non-executive
Geoff Tomlinson (from 16 February 2006)

(ii) Executive director
Peter Richards (from 16 February 2006)

(iii) Non-executive directors
Ralph Harnett (from 16 February 2006)
Rod Keller (from 21 February 2006)
John Muir (from 16 February 2006)
David Walsh (from 16 February 2006)
David Wills (from 18 August 2006)
Robin Bishop (from 4 January 2006 to 16 February 2006)
Michael Carapiet (from 4 January 2006 to 16 February 2006)
Nicholson Peterson (from 4 January 2006 to 16 February 2006)
Neil Watson (from 4 January 2006 to 16 February 2006)

(b) Other KMP

The following persons also had authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly during the year:

Name	Position	Employer
Tim Fry	President, Dyno Nobel Asia Pacific	Dyno Nobel Administration Pty Ltd
Shane Gannon	Chief Financial Officer	Dyno Nobel Management Pty Ltd
Lars Johansen	President, Dyno Nobel America	Dyno Nobel Inc
Richard Shea	Senior Voice President General Counsel	Dyno Nobel Inc.
David Mairs[1]	President, Dyno Nobel Canada	Dyno Nobel Canada Inc
John Feasler[2]	Chief Operating Officer, Dyno Nobel America	Dyno Nobel Inc

[1] D Mairs retired 30 November 2006.
[2] J Feasler retired 1 May 2006.

All the above were KMP during 2005 except for Shane Gannon who commenced employment with the group on 6 February 2006.

31. Key management personnel (cont)

(c) KMP compensation

	Consolidated		Parent
	2006 US$	2005 US$	2006 US$
Short-term employee benefits	3,448,167	4,280,806	-
Post-employment benefits	1,731,109	296,522	-
Share-based payments	1,536,749	-	-
	6,716,025	4,577,328	-

The Company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Directors' report. The relevant information can be found in sections A-C of the remuneration report on pages 12 to 20.

(d) Equity instrument disclosures relating to KMP

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 20.

(ii) Option holdings

The number of options over ordinary shares in the Company held during the financial year by each director of Dyno Nobel and KMP of the group, including their personally related parties, are set out below.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Dyno Nobel Limited						
Peter Richards	-	5,000,000	-	-	5,000,000	-
Other KMP of the group						
Tim Fry	-	1,500,000	-	-	1,500,000	-
Shane Gannon	-	1,500,000	-	-	1,500,000	-
Lars Johansen	-	1,500,000	-	-	1,500,000	-
David Mairs [1]	-	1,500,000	-	(1,000,000)	500,000	-
Richard Shea	-	1,500,000	-	-	1,500,000	-
John Feasler [2]	-	750,000	-	(750,000)	-	-

[1]John Feasler retired on 1 May 2006 and in accordance with the rules of the ESOP, the options, being unvested, lapsed.
[2]David Mairs retired on 30 November 2006 and in accordance with his agreement the first tranche of his options vested at 31 December 2006.

No options are vested and unexercisable at the end of the year.

31. Key management personnel (cont)

(iii) Share holdings

The number of shares in the Company held during the financial year by each director of Dyno Nobel and other KMP of the group, including their personally related parties, are set out below.

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Dyno Nobel Limited				
Geoff Tomlinson	-	-	42,194[1]	42,194
Ralph Harnett	-	-	42,194[1]	42,194
Rod Keller	-	-	21,097[1]	21,097
John Muir	-	-	42,194[1]	42,194
David Walsh	-	-	42,194[1]	42,194
David Wills	-	-	20,000[1]	20,000
Peter Richards	-	-	3,809,154[1,2]	3,809,154
Other KMP of the group				
Tim Fry	-	-	1,207,172[3]	1,207,172
Shane Gannon	-	-	84,388	84,388
Lars Johansen	-	-	942,017[1]	942,017
David Mairs	-	-	253,164[1]	253,164[4]
Richard Shea	-	-	885,764[1]	885,764
John Feasler	-	-	1,031,010[1]	1,031,010[4]

[1] *Acquired on listing.*
[2] *Granted in accordance with the prospectus.*
[3] *Acquired on listing 1,101,687 shares.*
[4] *Shares held at retirement.*

Since Dyno Nobel was incorporated on 4 January 2006, there were no options or shares issued in 2005.

(e) Loans to KMP

There were no loans to directors or KMP in 2006 or 2005.

(f) Other transactions with KMP-2006

On listing in April 2006, as described in the prospectus, certain senior executives of the newly listed entity were granted the following by the previous owners:

The costs of the transactions were met by the equity holders of Dyno Nobel prior to the IPO. Under the terms of the issue of the potential shares , appropriate funds to settle the issue or purchase of the shares, have been set aside by the previous owners to the level of the IPO issue price of A$2.37. If the share price of the potential shares at issue date is greater than the final listing price of A$2.37, the Company will be required to meet the difference in the event that the shares are purchased on market..It is anticipated that the potential shares will be issued as new shares.

31. Key management personnel (cont)

Management investment shares

Senior executives were granted the right to invest in Dyno Nobel, following a personal contribution, in both ordinary and cumulative redeemable preference shares on the same financial terms as the previous owners. The number of shares issued and the contribution by these KMP are set out in the table below:

Management investment shares- KMP	Contribution by KMP US$'000 [1]	Number of shares issued
P Richards	1,900	2,754,217
T Fry	760	1,102,687
L Johansen	570	604,948
R Shea	570	604,948
J Feasler	760	805,998

[1] *A$ converted to US$ at rate of 0.76 being the exchange rate at date of payment.*

Offering bonus

As a result of the successful completion of the IPO, senior executives were also entitled to receive a bonus, in the form of cash and shares.

Offering Bonus	Cash Bonus US'000 [3]	Shares issued on listing [1]	Potential shares [2]
P Richards	1,463	1,054,937	632,911
L Johansen	585	337,519	337,519
R Shea	488	281,256	281,256
J Feasler	585	225,013	281,256

[1] *The shares issued at listing are held in escrow until 7 October 2007.*
[2] *The terms of the offering bonus also stipulated that another tranche of shares ("potential shares") would be issued should the Directors' statutory forecast of an NPAT of US$61.6 million be met for 2006. As the target was met, these shares will be issued in 2007. These shares will also be held in escrow until 7 October 2007.*
[3] *A$ converted to US$ at rate of 0.731502 being the exchange rate at grant date.*

David Mairs, former President, Dyno Nobel Canada Inc., owns a company, which received rent in relation to the leasing of office/warehouse facilities tot the group. The transactions were made on normal terms and conditions and at market rates. The rental for 2006 was US$180,000 (2005:US$180,000).

Jock Muir, a non executive director, received consultancy fees from an associated entity, Detnet International Limited. These services were provided on normal terms and conditions and at market rates. The total fees received, including travel reimbursements, totalled US$36,063 (2005: Nil).

No sign-on payments were made to any KMP.

(g) Other transactions with KMP-2005

Under the Dyno Nobel Holdings ASA Management Scheme 2000 as amended, certain senior executives were invited to participate in a warrant scheme, which entitled the executives to an equity interest in the Company on the realisation of the sale of the shares of Dyno Holding ASA group. The Dyno Holdings ASA group was sold in November 2005.

The Company's CEO, Peter Richards, was a senior manager of the Dyno Nobel Holdings ASA group. In 2005, Mr. Richards received US$2.43 million under the scheme.

John Muir, a current non-executive director, who was a senior manager of the Dyno Nobel Holdings ASA group, received US$2.14 million under the scheme.

The following KMP also participated in the scheme and received the following:
T. Fry, US$2.46 million; L. Johansen, US$0.47 million; R. Shea, US$0.24 million and J.Feasler US$1.3 million.

32. Share based payments

Executive Share Option Plan ("ESOP")

In April 2006, the Dyno Nobel ESOP was introduced as the long-term incentive component of compensation for executives who are able to influence the generation of shareholder wealth. Under the ESOP, the Company may offer options to eligible employees of the Company as determined by the Board in it's absolute discretion and in accordance with the rules of the ESOP and applicable law. Each employee share option converts into one ordinary share of Dyno Nobel on exercise. No amounts are paid or payable on the option on receipt of the option but an exercise price is paid on conversion of the option to an ordinary share. The options carry neither rights to dividends nor voting rights. Options may be exercised during the 30 day period immediately following the announcement of the Company's half year or annual financial results. No options are exercisable until at least 12 months after the date on which the Company's shares are officially quoted on the ASX. The options were granted with staggered vesting periods and the remaining tranches will vest over the next two years providing performance criteria is met and will expire within 4 years of their vesting. The following share based payments arrangements were in existence during the current period. There were no such arrangements in 2005.

Option series	Number	Grant date	Expiry Date	Exercise price A$	Exercise price US$	Fair value at grant date A$	Fair value at grant date US$	Vesting condition [1] EPS equal to/or greater than US$
(1) Issued 6 April 2006	6,541,666	06.04.2006	31.12.2010	2.37	1.73	0.4122	0.30	0.076
	6,541,666	06.04.2006	31.12.2011	2.37	1.73	0.4821	0.35	0.099
	6,541,668	06.04.2006	31.12.2012	2.37	1.73	0.5424	0.40	0.108
(2) Issued 31 May 2006	174,511	31.05.2006	31.12.2010	2.37	1.73	0.4122	0.30	0.076
	174,511	31.05.2006	31.12.2011	2.37	1.73	0.4821	0.35	0.099
	174,510	31.05.2006	31.12.2012	2.37	1.73	0.5424	0.40	0.108

[1] *In accordance with the terms of the share-based arrangements, options issued during the financial year ended 31 December 2006 vest over three tranches After meeting targeted the growth in earnings per share. As the EPS target was met for 2006 the options under Tranche 1 have vested.*

The weighted average fair value of the share options granted during the year is US$1.73 per option. Options were priced using the Black Scholes model. Where relevant, the expected life used in the model has been adjusted based on management's best estimate of the probability of the service and performance conditions being met.

Inputs into the model	Option series Series 1	Series 2
Grant date share price	US$1.73	US$1.73
Exercise Price	US$1.73	US$1.73
Expected volatility	21.14%	21.14%
Option life average	3.62 years	3.62 years
Dividend yield	2.15%	2.15%
Risk-free interest rate	5.25%	5.25%

The following reconciles the outstanding share option under the employee share option plan granted under the employee share option plan at the beginning and the end of the financial year:

Share options	Number
Balance at the beginning of the year	-
Granted during the year	21,973,533
Forfeited during the year	(1,825,000)
Balance at the end of the financial year	20,148,533

	Consolidated		Parent
	2006 US$'000	2005 US$'000	2006 US$'000

33. Financial instruments

Current assets			
Short-term derivative financial instruments	252	-	-
Non current assets			
Long-term derivative financial instruments	2,644	-	-

(a) Financial risk management objectives

The consolidated entity's corporate treasury function, in conjunction with the board of its wholly owned subsidiary, Industrial Investments Australia Finance Pty Ltd ("IIAF"), provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages financial risks relating to the operations of the consolidated entity through internal risk reports which analyse exposures by degree and magnitude of risk. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The consolidated entity seeks to minimise the effects of these risks by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the corporate entity's policies as approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. The consolidated entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The consolidated entity's activities expose it primarily to the financial risks of changes in foreign currency exchange rates, commodity prices and interest rates. The consolidated entity enters into a variety of derivative financial instruments to manage its exposure to interest rates and foreign currency risk, including:

- forward foreign exchange contracts to hedge the exchange rate risk arising on cash flows and asset and liability values
- interest rate swaps to mitigate the risk of rising interest rates
- forward commodity contracts to manage price risk on key production inputs

The corporate treasury function reports regularly to the board of IIAF, an independent body that monitors risks and policies implemented to mitigate risk exposures.

(b) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

33. Financial instruments (cont)

(c) Foreign currency risk management

The consolidated entity undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts. The consolidated entity enters into forward foreign exchange contracts to manage the risk associated with anticipated foreign currency transactions within 80% - 100% of the exposure generated.

Forward foreign currency contracts outstanding at 31 December 2006

Outstanding contracts	Average exchange rates 2006	Foreign currency 2006 A$"000	Contract value 2006 US$'000	Fair value 2006 US$'000
Consolidated entity				
Buy Australian dollars	0.7639	18,172	13,881	(102)
Buy Australian dollars	0.7793	24,381	19,000	(252)
Total United States dollars			32,881	

Parent entity has no forward foreign currency swaps.

Forward foreign currency contracts outstanding at 31 December 2005

Outstanding Contracts	Average exchange rates 2005	Foreign currency 2005 CU'000	Contract value 2005 NOK	Fair value 2005 NOK
Consolidated entity				
Buy United States dollars	6.757	4,284	28,947	0
Buy Australian dollars	5.000	1,128	5,637	0
Buy Swedish kronor	0.849	5,631	4,782	0
Buy Norwegian kroner	1.000	808	808	0
Buy Mexican pesos	0.646	44,921	29,037	0
Total NOK			69,211	

On 1 January 2006, the functional currency of Dyno Nobel Holdings ASA (the former parent to the group) was changed from Norwegian Kroner to US dollars. This is consistent with the relocation of the corporate headquarters and is supported by the major assets, liabilities, revenue and expenses of that entity being denominated in US dollars. Foreign currency risk management policies were revised accordingly at this time.

33. Financial instruments (cont)

(d) Interest rate risk management

The consolidated entity is exposed to interest rate risk as it borrows funds at floating interest rates. The risk is managed by the use of interest rate swap contracts and forward interest rate contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite. This ensures optimal hedging strategies are applied, either by positioning the balance sheet or protecting interest expense through different interest rate cycles.

Interest rate swap contracts

Under interest rate swap contracts, the consolidated entity agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the consolidated entity to mitigate the changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable debt held. The fair value of interest rate swaps at the reporting date and the credit risk inherent in the contract are disclosed below. The average interest rate is based on the outstanding balances at the start of the financial year.

The following tables detail the notional principal amounts and the remaining terms of interest rate swap contracts outstanding as at reporting date.

Outstanding floating for fixed contracts	Average contracted fixed interest rates		Notional principal amount		Fair value	
	2006 %	2005 %	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Consolidated						
Less than one year	4.66	-	350,000	-	1,322	-
One to two years	4.66	-	350,000	-	1,322	-
Two to five years	-	-	-	-	-	-
Over five years	-	-	-	-	-	-
Total					2,644	

The parent entity has no interest rate swaps.

The interest rate swap settles on a quarterly basis.
The fixed rate of the interest rate swap is 4.66%.
The consolidated entity will settle the difference between the fixed and floating interest rate on a net basis.

Interest rate swap contracts exchanging fixed rate interest for floating rate interest are designated and effective as cash flow hedges in respect of interest rates.

Maturity profile of financial instruments

The maturity profile of financial assets and financial liabilities held by the parent entity and the consolidated entity are detailed below:

The following table details the consolidated entity's exposure to interest rate risk as at 31 December 2006.

33. Financial instruments (cont)

The following table details the corporate entity's exposure to interest rate risk as at 31 December 2006.

			Fixed maturity rates							
2006	Weighted average effective rate %	Variable Interest Rate $'000	Less than 1 Year $'000	1 - 2 years $'000	2 - 3 Years $'000	3 - 4 years $'000	4 - 5 years $'000	Over 5 years $'000	Non-interest bearing $'000	Total $'000
Financial assets:										
Cash and cash equivalents	4.50%	33,402	-		-	-	-	-	-	33,402
Trade receivables	0.00%	-	-	-	-	-	-	-	159,625	159,625
Other receivables	0.00%	-	-	-	-	-	-	-	24,903	24,903
Current tax asset	0.00%	-	-	-	-	-	-	-	7,500	7,500
Interest rate swaps	4.66%	-	-	2,644	-	-	-	-	-	2,644
Related party loans	7.00%	-	-	-	-	-	-	24,318	-	24,318
		33,402	-	2,644	-	-	-	24,318	192,028	252,392

The following table details the corporate entity's exposure to interest rate risk as at 31 December 2006.

2006	Weighted average effective rate %	Variable interest rate $'000	Fixed maturity rates: Less than 1 year $'000	1 - 2 years $'000	2 - 3 Years $'000	3 - 4 years $'000	4 - 5 years $'000	Over 5 years $'000	Non interest bearing $'000	Total $'000
Financial liabilities										
Continuing operations										
Trade payables	0.00%	-	-	-	-	-	-	-	154,931	154,931
Other payables	0.00%	-	-	-	-	-	-	-	5,851	5,851
Current tax liabilities	0.00%	-	-	-	-	-	-	-	5,472	5,472
Bank overdraft	4.50%	2,437	-	-		-	-	-	-	2,437
Bank loans	5.23%	-	-	506,199	-	-	-	-	-	506,199
Lease Liabilities	9.00%	-	1,312	1,312	962	-	-	-	-	3,586
Related party loans	7.00%	-	10,484	-	-	-	-	-	-	10,484
Other loans	0.00%	-	-	-	-	-	-	-	-	-
Other provisions	0.00%	-	86,854	-	-	-	-	-	-	86,854
		2,437	98,650	506,199	-	-	-	-	166,254	775,814

33. FINANCIAL INSTRUMENTS (cont)

The following table details the corporate entity's exposure to interest rate risk as at 31 December 2005.

				Fixed maturity rates						
2005	Weighted average effective rate %	Variable interest rate $'000	Less than 1 year $'000	1 - 2 years $'000	2 - 3 Years $'000	3 - 4 years $'000	4 - 5 years $'000	Over 5 years $'000	Non interest bearing $'000	Total $'000
Financial assets:										
Continuing operations										
Cash and cash equivalents	4.50%	-	35,131	-	-	-	-	-	-	35,131
Trade receivables	0.00%	-	-	-	-	-	-	-	653,433	653,433
Other receivables	0.00%	-	-	-	-	-	-	-	11,671	11,671
Current tax asset	0.00%	-	-	-	-	-	-	-	4,523	4,523
Related party loans	7.00%	-	-	14,280	-	-	-	-	-	14,280
		-	35,131	14,280	-	-	-	-	669,627	719,038
Financial Liabilities										
Continuing operations										
Trade payables	0.00%	-	-	-	-	-	-	-	141,079	141,079
Current tax liabilities	0.00%	-	-	-	-	-	-	-	13,229	13,229
Lease liability	9.00%	-	267	310	-	-	-	-	-	577
Related party loans	7.00%	-	8,259	-	-	-	-	-	-	8,259
Other provisions	0.00%	-	85,796	-	-	-	-	-	-	85,796
Borrowings	6.50%			82,204						82,204
		-	94,322	82,514	-	-	-	-	154,308	331,144

The parent entity's exposure to interest rate risk as at 31 December 2006 is nil. (2005: nil).

33. Financial instruments (cont)

(e) Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial loss to the consolidated entity. The consolidated entity has adopted a policy of only dealing with credit-worthy counter parties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity's exposure and the credit ratings of its counter parties are continuously monitored and the aggregate value of transactions concluded is spread among approved counterparties. Credit exposure is controlled by counter- party limits that are reviewed and approved by the risk management committee annually.

Trade receivables consist of a large number of customers spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, credit guarantee insurance cover is purchased.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the parent entity's and the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral obtained.

(f) Fair value of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

- the fair value of the financial assets and financial liabilities with the standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices; and
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis. The fair value of derivative instruments are calculated using quoted prices. Where such prices are not available use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non optional derivatives, and option pricing models for optional derivatives

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements approximates their fair values.

(g) Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity management framework for the management of the consolidated entity's short, medium and long-term funding and liquidity management requirements. The consolidated entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

34. Subsequent events

On 16 January 2007 the group acquired 29.9% of Fabchem China Limited, an explosives company listed on the Singapore Stock Exchange. The investment is part of the strategic plan of the group to access the growing Chinese market. The transaction is expected to have a minor impact on the group's earnings in 2007 and funding for the acquisition will be drawn from existing facilities.

On 13 February, 2007 the Company announced it would proceed with the construction of an AN facility based in Moranbah, Queensland, which will have the capacity to produce in excess of 330,000 tonnes per annum. The Company has finalised long-term commitments with three key customers. The total project cost is in the vicinity of A$520million. Project commissioning is expected to commence in fourth quarter 2008, with production to commence from first quarter 2009.

On 1 February 2007, the Company acquired 100% of the shares of Tradestar Corporation ("Tradestar"), a custom manufacturing facility for specialized bulk explosives delivery systems and mobile manufacturing plants for bulk explosives.

Additional company information

Dyno Nobel Limited is a public company listed on the Australian Stock Exchange, incorporated and domiciled in Australia.

Parent entity

The parent entity is Dyno Nobel Limited

ACN 117 733 463

Registered office and principal place of business

Level 20 AGL Centre
111 Pacific Highway
North Sydney
NSW 2060
Australia

Locked Bag 2113
North Sydney 2060
Australia

Telephone:+ 61 2 9968 9000
Facsimile: + 61 2 9968 9530

Website:

www.dynonobel.com

END